     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1999

                                                         Registration No. 333- .

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------------

                                 OMNICARE, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                             5912                       31-1001351
(State or other jurisdiction of      (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)       Classification Code Number)       Identification No.)

                     100 EAST RIVERCENTER BLVD. - SUITE 1600
                            COVINGTON, KENTUCKY 41011
                                 (606) 392-3300
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                              ---------------------

                                CHERYL D. HODGES
                                 OMNICARE, INC.
                     100 EAST RIVERCENTER BLVD. - SUITE 1600
                            COVINGTON, KENTUCKY 41011
                                 (606) 392-3300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              ---------------------

                                   Copies to:

                                MORTON A. PIERCE
                                RICHARD D. PRITZ
                              DEWEY BALLANTINE LLP
                           1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 259-8000

                               ------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective and the effective time of the merger (the "Merger") pursuant to the Plan of Merger described in the prospectus included in this Registration Statement.

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

--------------------------------------------------------------------------------
                         CALCULATION OF REGISTRATION FEE

===========================================================================================================
Title of each class     Amount to be     Proposed maximum      Proposed maximum       Amount of
of securities to be     registered(1)    offering price per    aggregate offering     registration
registered                               share                 price(2)               fee(2)
-----------------------------------------------------------------------------------------------------------
Common Stock            85,243 shares    N/A                   $209,698               $58.30
$1.00 par value
-----------------------------------------------------------------------------------------------------------

(1) Represents the maximum number of Omnicare shares to be issued pursuant to the Merger, based on an exchange ratio of 0.5047 of an Omnicare share in exchange for each CompScript-Boca, Inc. ("Boca") share and a maximum of 168,902 Boca shares to be acquired in the Merger.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act of 1933, based upon the estimated book value of $2.46 per Boca share on March 31, 1999.

                              ---------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                  PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION

                              COMPSCRIPT-BOCA, INC.

                                             _____ __, 1999

Dear CompScript-Boca Shareholder:

     We are pleased to inform you that a subsidiary of CompScript, Inc. has adopted a plan of merger under which each of your Boca common shares will be converted into the right to receive 0.5047 shares of Omnicare, Inc. common stock, subject to the terms and conditions of the plan of merger.

     Omnicare owns all of the shares of CompScript. CompScript owns approximately 92% of the shares of CompScript-Boca. CompScript-Boca was previously known as AldenCare, Inc. As a result of the merger, CompScript will own all of the shares of CompScript-Boca. We expect that the merger will occur on or about ________ __, 1999, 30 days from the mailing of this prospectus.

     WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     Omnicare shares are listed on the New York Stock Exchange under the symbol "OCR", while Boca shares are not publicly traded.

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS THAT WE DESCRIBE STARTING ON PAGE 4 OF THIS PROSPECTUS. Please read the entire attached prospectus and the accompanying Letter of Transmittal carefully for further information regarding the merger.

--------------------------------------------------------------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE OMNICARE COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED WHETHER THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

     This prospectus is dated _____________ __, 1999, and was first mailed to shareholders on ________________ __, 1999.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:   HOW WILL I BENEFIT FROM THE MERGER?

A:   Omnicare is a NYSE listed company with a substantial market capitalization.
The Omnicare shares you receive in the merger should provide you with a much greater degree of liquidity than your Boca shares. There can, of course, be no assurances as to the value or liquidity of the Omnicare shares.

     On June 16, 1999, the closing price of an Omnicare share on the NYSE was $16 1/16. You are encouraged to obtain a current market quotation for the Omnicare shares.

Q:   WHAT WILL I RECEIVE IN THE MERGER?

A:   You will receive 0.5047 Omnicare shares for each Boca share you own.

     Omnicare will not issue fractional shares in the merger. As a result, you will receive a cash payment based on the closing market price of the Omnicare shares on the last trading day before the merger multiplied by the fraction of a share you would otherwise by entitled to receive.

Q:   WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:   We expect to complete the merger on or about ____ __, 1999, approximately
30 days after the mailing of this prospectus. Florida law provides that the merger may not be completed earlier than 30 days from the mailing to Boca shareholders of the plan of merger included in this prospectus.

Q:   AM I REQUIRED TO VOTE?

A:   No, you are not required to vote on the merger. Omnicare and CompScript will not solicit proxies from Boca shareholders.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:   We have enclosed a letter of transmittal for use in exchanging your Boca shares for Omnicare shares. Please complete the letter of transmittal and send it, along with your Boca stock certificates, in accordance with the instructions in the letter of transmittal.

     We will not distribute Omnicare shares until the merger is completed. If the merger is not completed, we will return your Boca stock certificates to you.

Q:   WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO ME?

A:   The exchange of your shares for shares in Omnicare should generally be tax free to you for federal income tax purposes. However, you will be subject to taxation with respect to cash received for fractional shares. To review material federal income tax consequences to shareholders in greater detail, see pages 18 through 19. Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your particular situation. You are urged to consult your own tax advisor as to the specific tax consequences to you of the merger, including the applicable federal, state, local and foreign tax consequences.

     Q:   DO I HAVE DISSENTER'S RIGHTS?

A:   Yes. Shareholders who comply with the procedures specified in the Florida
Business Corporation Act are entitled to dissenter's rights.

     Shareholders who exercise dissenter's rights will not be entitled to receive any Omnicare shares in the merger (unless they withdraw their request for dissenter's rights).

     The procedures to follow to exercise dissenter's rights are described starting on page 19 of this prospectus. The relevant provisions of Florida law are reprinted in Appendix B. If you fail to follow these procedures you will lose your right to dissent.

Q:   WHO CAN HELP ANSWER MY QUESTIONS?

A:   If you have more questions about the merger you should contact:

     Peter Laterza
     Omnicare, Inc.
     100 East RiverCenter Blvd.
     Suite 1600
     Covington, Kentucky  41011
     (606) 392-3300

                     TABLE OF CONTENTS


Summary.............................................2
Risk Factors........................................4
     Risks Relating to the Merger...................4
     Risks Relating to the Business of Omnicare.....4
Forward-Looking Information.........................9
Omnicare Summary Selected Financial Data...........11
Boca Summary Selected Financial Data...............13
Market Price Information...........................14
Comparative Historical Per Share Data..............15
The Merger.........................................16
     Background of the Merger......................16
     Reasons for the Merger........................16
     Plan of Merger................................17
     Material United States Federal Income Tax
     Consequences of the Merger....................18
Dissenter's Rights.................................19
Comparison of Shareholder Rights...................22
     Authorized Capital............................22
     Election and Size of Board of Directors.......23
     Removal of Directors..........................23
     Vacancies on the Board of Directors...........24
     Action By Written Consent.....................24
     Amendments to Charter.........................25
     Amendments to Bylaws..........................25
     Special Meetings of Shareholders..............25
     Inspection of Documents.......................26
     Dividends.....................................26
     Indemnification of Directors and Officers.....27
     Limitation of Liability.......................28
     Stockholder Rights Plan.......................29
     Vote on Extraordinary Corporate
     Transactions; Business Combination
     Restrictions..................................29
Beneficial Ownership of Boca Shares................34
Business of Boca...................................35
Boca Management's Discussion and Analysis
     of Financial Condition and
     Results of Operations.........................38
Experts............................................42
Legal Opinions.....................................42
Where You Can Find More Information................42
CompScript-Boca, Inc. and Subsidiaries
     Index to Financial Information...............F-1

Appendix A: Plan of Merger, dated as
     of June 16, 1999.............................A-1
Appendix B: Sections 607.1301, 607.1302 and
     607.1320 of the Florida Business
     Corporation Act Regarding Dissenters'
     Rights.......................................B-1

                                     SUMMARY

     This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To better understand the merger and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which you have been referred. See "Where You Can Find More Information" (page 42).


                                  THE COMPANIES

OMNICARE, INC.
100 East RiverCenter Blvd.
Suite 1600
Covington, Kentucky 41011
(606) 392-3300

     Omnicare is a leading provider of pharmacy and related services to long-term care institutions such as nursing homes, retirement centers and other institutional health care facilities. Omnicare, through its subsidiaries:

     purchases, repackages and dispenses pharmaceuticals, both prescription and non-prescription;

     provides computerized medical recordkeeping and third-party billing for patients in its customer's facilities;

     provides consultant pharmacist services, including evaluating monthly patient drug therapy, monitoring the control, distribution and administration of drugs within the nursing facility and assisting in compliance with state and federal regulations; and

     provides ancillary services, such as infusion therapy, distributes medical supplies, and offers clinical care plan and financial software information systems to its client nursing facilities.

As of the date of this prospectus, Omnicare provided these services to over 617,300 residents in approximately 8,600 skilled nursing facilities, assisted living communities and other healthcare institutions in 43 states.

Omnicare also provides comprehensive clinical research services for the pharmaceutical and biotechnology industries.

COMPSCRIPT-BOCA, INC.
1225 Broken Sound Parkway, N.W.
Boca Raton, Florida 33487
(561) 994-8585

     CompScript-Boca, Inc. is a comprehensive provider of pharmacy management services including institutional pharmacy, infusion therapy and consultant pharmacist services.

     CompScript-Boca, Inc. is usually referred to as "Boca" in this prospectus.

                                   THE MERGER

EXCHANGE RATIO (SEE PAGE 16)

     In April 1996, certain shareholders of Boca (then known as CompScript, Inc.) exchanged their Boca shares for shares of CompScript (then known as Capital Brands, Inc.) at an exchange ratio of 3.898373 CompScript shares for each Boca share. In June 1998, a subsidiary of Omnicare merged with CompScript and each CompScript share was converted into approximately 0.12947 Omnicare shares.

Accordingly, the April 1996 exchange ratio is the equivalent of approximately
0.5047 Omnicare shares for each Boca share.

CONSEQUENCES OF THE MERGER

     Boca will become a wholly-owned subsidiary of CompScript and the shareholders of Boca that do not dissent from the merger will become shareholders of Omnicare.

CONDITIONS TO THE MERGER (SEE PAGE 17)

     COMPSCRIPT WILL NOT BE OBLIGATED TO CLOSE THE MERGER UNDER SOME CIRCUMSTANCES, INCLUDING IF THERE IS AN INJUNCTION OR LAW PROHIBITING THE MERGER OR ANY LEGAL ACTION CHALLENGING THE MERGER.

GOVERNMENTAL AND REGULATORY APPROVALS

     No federal or state regulatory approvals are required to close the merger.

ACCOUNTING TREATMENT OF THE MERGER

     Omnicare will account for the merger as a purchase in accordance with generally accepted accounting principles.

WHERE YOU CAN FIND MORE INFORMATION (SEE PAGE 42)

     This prospectus incorporates important business and financial information about Omnicare that is not included in or delivered with the document. This information is available to you without charge if you contact Omnicare at the following address:

         Peter Laterza
         Omnicare, Inc.
         100 East RiverCenter Blvd.
         Suite 1600
         Covington, Kentucky  41011
         (606) 392-3300

     If you would like to request documents from Omnicare, please do so by ___________, 1999 to receive them before the completion of the merger.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS DATED _______ __, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN _________ __, 1999, AND NEITHER THE MAILING OF THE PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF OMNICARE SHARES IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                                  RISK FACTORS

     In addition to general investment risks and those factors set forth elsewhere in this prospectus (including under the caption "Forward-Looking Information"), the following risks should be considered by shareholders of Boca.

     RISKS RELATING TO THE MERGER

     IF THE PRICE OF OMNICARE COMMON STOCK DECREASES, THEN THE VALUE OF THE OMNICARE COMMON STOCK THAT BOCA SHAREHOLDERS WILL RECEIVE IN THE MERGER WILL DECREASE. The number of Omnicare shares to be received in the merger for each Boca share is fixed at 0.5047. Therefore, because the market price of Omnicare shares is subject to fluctuation, the value at the time of the merger of the consideration to be received by Boca shareholders will depend on the market price of Omnicare at the time of the merger. There can be no assurance as to the fair market value at the time of the merger of the consideration to be received by Boca shareholders. If the price of the Omnicare shares decreases, the value of the shares that Boca shareholders will receive will also decrease. For historical and current market prices of Omnicare shares, see "Market Price Information" and "Comparative Historical Per Share Data."

     RISKS RELATING TO THE BUSINESS OF OMNICARE

     WE MAY NOT BE ABLE TO ACQUIRE SUITABLE COMPANIES OR INTEGRATE ACQUIRED COMPANIES INTO OUR BUSINESS. Our objective is to build our institutional pharmacy business into a national organization dedicated to serving the long-term care market. We have been engaged in a geographic expansion program which includes an acquisition program in the long-term care pharmacy industry and contract research industry. The success of our acquisition program and of our underlying growth strategy will depend on the continued availability of suitable acquisition candidates. Although we have not had difficulty identifying suitable acquisition candidates in the past, there can be no assurance that we will consummate any additional acquisitions in the future. This is due to the potential for increased competition from other firms seeking to enhance their institutional pharmacy or contract research businesses or enter this market through acquisitions as well as volatility with respect to the valuation of companies we may consider acquiring.

     Our strategy also contemplates the continued internal growth of the acquired businesses. However, any business acquisition that we consider involves inherent uncertainties. These uncertainties include the effect on the acquired businesses of integration into a larger organization and the availability of management resources to oversee the operations of these businesses. The successful integration of acquired businesses will require, among others, (1) consolidation of financial and managerial functions and elimination of operational redundancies, (2) achievement of purchasing efficiencies, (3) the addition and integration of key personnel and (4) the maintenance of existing business. Even though an acquired business may have enjoyed excellent growth as an independent company prior to an acquisition, we cannot be sure that the business will continue to have excellent growth after an acquisition.

     Historically, we have experienced no materially adverse consequences arising from our integration activities. However, we cannot be sure of the successful integration of any acquisition or that an acquisition will not have an adverse impact on our results of operations or financial condition.

     GOVERNMENT REGULATION MAY ADVERSELY AFFECT OUR BUSINESS. Our pharmacy business is subject to federal, state and local regulations, and our pharmacies are required to be licensed in the states in which they are located. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect the continued operation of our business. In addition, the long-term care facilities that contract for our services are also subject to federal, state and local regulations and are required to be licensed in the states in which they are located. The failure by these institutions to comply with these regulations or to obtain or renew any required licenses could result in the loss of our ability to provide pharmacy services to residents of the facilities. We are also subject to federal and state laws that prohibit certain direct and indirect payments between health care providers. These laws, commonly known as the fraud and abuse laws, prohibit payments intended to induce or encourage the referral of patients to, or the recommendation of, a particular provider of items or services. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion from the Medicare, Medicaid and other federal health care programs.

     GOVERNMENT-SPONSORED PROGRAMS AND THIRD PARTY PAYORS MAY REDUCE PAYMENTS TO US. Approximately one-half of our pharmacy services billings are reimbursed by government sponsored programs. These programs include Medicaid and to a lesser extent Medicare. The remainder of these bills are paid or reimbursed by individual patients, long-term care facilities and other third party payors, including private insurers. Medicaid and Medicare are highly regulated. The failure, even if inadvertent, of us and/or our client institutions to comply with these reimbursement regulations could adversely affect our business.

     Our sales and profitability are affected by the efforts of all payors to contain or reduce the cost of health care by lowering reimbursement rates, limiting the scope of covered services, and negotiating reduced or capitated pricing arrangements. Any changes which lower reimbursement levels under Medicare, Medicaid or private pay programs, including managed care contracts, could adversely affect us. Furthermore, other changes in these reimbursement programs or in related regulations could adversely affect us. These changes may include modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid, Medicare or third party expenditures.

     HEALTH CARE REFORM AND FEDERAL BUDGET LEGISLATION MAY REDUCE PAYMENT TO US OR OUR CUSTOMERS. In recent years, a number of legislative proposals have been introduced in Congress that would effect major changes in the health care system, either nationally or at the state level. The Balanced Budget Act signed into law on August 5, 1997, seeks to achieve a balanced federal budget by, among other things, reducing federal spending on the Medicare and Medicaid programs. With respect to Medicare, the law mandates establishment of a prospective payment system for Medicare skilled nursing facilities under which facilities will be paid a federal per diem rate for virtually all covered skilled nursing facility services, including ancillary services such as pharmacy. The prospective payment system is being phased in over three cost reporting periods, starting with cost reporting periods beginning on or after July 1, 1998. Prior to the prospective payment system, skilled nursing facilities under Medicare received cost-based reimbursement.

     In the accompanying Conference Report, the conferees specifically noted that the Secretary of the Department of Health and Human Services is to consider the results of studies conducted by independent organizations, including those which examine appropriate payment mechanism and payment rates for medications as part of the prospective payment system for skilled nursing facilities. In addition, the Secretary is to develop case mix adjustments that reflect the needs of patients, particularly the frail elderly residing in skilled nursing facilities. The Balanced Budget Act also imposes limits on annual updates in payments to Medicare skilled nursing facilities for routine services. The Balanced Budget Act institutes consolidated billing for skilled nursing facility services for all non-physician Part B items and services for skilled nursing facility residents no longer eligible for Part A skilled nursing facility care. While this provision was to become effective July 1, 1998, it has been delayed indefinitely.

     The Balanced Budget Act also imposes numerous other cost savings measures affecting Medicare skilled nursing facility services. On May 12, 1998, the Health Care Financing Administration issued interim regulations to implement the skilled nursing facility prospective payment system and consolidated billing rules, including the rates that were in effect from July 1,1998 through September 30, 1998. We believe the prospective payment system rates do not adequately compensate skilled nursing facilities for the high medication costs of some frail elderly Medicare beneficiaries. We, along with some other companies, have submitted comments to the Health Care Financing Administration on this issue recommending that the agency modify the payment system to account for such costs.

     The Balanced Budget Act also mandates that suppliers obtain a surety bond as a condition of issuance or renewal of a Medicare Part B supplier number. In January 1998, new rules were proposed to establish additional supplier standards, including the requirement to obtain a surety bond. Under the proposal, a supplier would be required to obtain a surety bond for each tax identification number for which it has a Medicare supplier number.

     The Balanced Budget Act also repealed the "Boren Amendment" federal payment standard for Medicaid payments to Medicaid nursing facilities effective October 1, 1997. We are unable to predict whether budget constraints or other factors will cause states to reduce Medicaid reimbursement to nursing facilities or delay payments to nursing facilities. The law also grants states greater flexibility to establish Medicaid managed care programs without the need to obtain a federal waiver. Although these waiver programs generally exempt institutional care, including nursing facility and institutional pharmacy services, we cannot give assurances that these programs ultimately will not change the reimbursement system for long-term care, including pharmacy services from fee-for-service to managed care negotiated or capitated rates.

     We anticipate that the federal and state governments will continue to review and assess alternative health care delivery systems and payment methodologies. While we have had only limited experience with the prospective payment system, it has become increasingly apparent that the system has created a much more turbulent environment for those serving skilled nursing facilities. In particular, we have seen a weakening of Medicare census and, more importantly, lower admissions of high acuity patients. This trend has adversely impacted the outlook for Omnicare's near-term earnings. Over the long run we believe that through continued implementation of our clinical programs, and efforts to lower operating costs and increase efficiency, coupled with favorable demographic trends, our prospects remain favorable. Nevertheless, it is not possible to predict the ultimate effect of the prospective payment system and other elements of the recent budget legislation or the interpretation or administration of such legislation, including the adequacy and timeliness of payment to client facilities, on our business. Accordingly, we are unable to predict whether these changes or any future health care legislation will continue adversely to affect our business.

     Several state Medicaid programs have established mandatory statewide managed care programs for Medicaid beneficiaries to control costs through negotiated or capitated rates, as opposed to traditional cost-based reimbursement for Medicaid services. These states propose to use savings achieved through these programs to expand coverage to those not previously eligible for Medicaid. The Department of Health and Human Services has approved waivers for statewide managed care demonstration projects in several states. These demonstration projects generally exempt institutionalized care, including nursing facility services, from the programs. Our operations have not been adversely affected in states with managed care demonstration projects in effect. We are unable to predict what impact, if any, future Medicaid managed care systems might have on our operations.

     It is uncertain at this time what additional health care reform initiatives, if any, will be implemented, or whether there will be other changes in the administration of governmental health care programs or interpretations of governmental policies or other changes affecting the health care system. We cannot predict whether future health care or budget legislation or other changes will have an adverse effect on our business.

     OMNICARE'S COMPETITION. The long-term care pharmacy business is highly regionalized and highly competitive within each region. In the geographic regions we serve, we compete with numerous local retail pharmacies, local and regional institutional pharmacies and pharmacies owned by long-term care facilities. We are the largest independent institutional pharmacy company in the U.S. We compete in this market on the basis of quality, cost-effectiveness and the increasingly comprehensive and specialized nature of our services along with the clinical expertise, pharmaceutical technology and professional support we offer.

     In our program of acquiring institutional pharmacy providers and contract research organizations, we compete with several other companies with similar acquisition strategies, some of which may have substantial financial resources.

     Our contract research organization business competes against other full-service contract research organizations and client internal resources. The contract research organization industry is highly fragmented with a number of full-service contract research organizations and many small, limited-service providers, some of which serve only local markets. Clients choose a contract research organization based on, among others, reputation, references from existing clients, the client's relationship with the such organization, the organization's experience with the particular type of project and/or therapeutic area of clinical development, the organization's ability to add value to the client's development plan, the organization's financial stability and the organization's ability to provide the full range of services required by the client. We believe that we compete favorably in these respects.

     YEAR 2000 ISSUES COULD ADVERSELY AFFECT OMNICARE.

     What is the Year 2000 Problem? Much of today's information technology (e.g., computer systems) and embedded technology (e.g., microcontrollers) identifies a particular year on the basis of the last two digits of the year. For example, the year "1998" is recognized by the digits "98." The inability of information technology and embedded technology to properly recognize a year that begins with "20" instead of "19," if not corrected, may result in the failure of systems (or the production of erroneous results) which rely on information technology and embedded technology. This failure of systems, production of erroneous results and the resulting damages is commonly known as the "Year 2000 Problem."

     How does the Year 2000 Problem Impact Omnicare? We utilize information systems throughout our business to carry out our day-to-day operations. Further, we have and will continue to invest in financial and operational systems to support our growth strategy. Incorporated in this process is the continuing assessment of our Year 2000 compliance. We currently consider our internal information technology systems to be substantially Year 2000 compliant. For those systems that are not Year 2000 compliant, we are currently correcting, upgrading or replacing those systems with, among other systems, our new proprietary information system, which is Year 2000 compliant. We believe we will be able to modify or replace our affected systems in time to avoid any interruptions in our operations and anticipate that such remediation will be completed during the second half of 1999. The system remediation is being completed using both internal resources and external consultants. We estimate that the total costs associated with this project will range from approximately $5.6 million to $7.4 million (with hardware accounting for approximately 40 percent of these costs and software and implementation approximating 60 percent of these costs). Approximately $3.9 million has been spent through the first quarter of 1999. The cost of this project will be funded from our operating cash flows. No information technology projects with high priority have been significantly delayed due to the Year 2000 initiatives. We do not anticipate any significant implications with respect to Year 2000 issues relating to non-information technology systems.

     While we believe our plan for Year 2000 compliance will be completed on a timely basis and within the foregoing estimates, we cannot predict whether the remedial actions we are implementing will be completed in a timely manner; nor can we give assurances that any inability to complete remedial action in a timely manner will not impact adversely operations or financial results. Moreover, we cannot give assurances that the costs associated with the remediation will not exceed the foregoing estimates.

     The failure by third parties with whom we have dealings, particularly the Medicaid and Medicare programs, to adequately address their Year 2000 issues could adversely affect us, and claims to these third party payors could be unjustifiably denied and/or delayed. As a result, our accounts receivable balance could increase, unfavorably impacting operating cash flows. We are communicating with each of these programs to determine the extent to which it may be impacted by any Year 2000 issues not yet resolved by these programs. We have developed a contingency plan which, if necessary, would call for the submission of reimbursement claims using universal claim (paper) forms to the programs in the event that computerized processing is not feasible in the year 2000. While it is our management's current belief that this contingency plan would satisfactorily address the risk associated with any absence of readiness experienced by these programs, we cannot predict whether the implementation of such a plan will mitigate in whole or in part this risk.

                           FORWARD-LOOKING INFORMATION

     This prospectus contains and incorporates by reference certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this prospectus (including statements as to "beliefs," "expectations," "anticipations," "intentions" or similar words) and all statements which are not statements of historical fact.

     Such forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies, assumptions and other factors, many of which are beyond the control of Omnicare, include without limitation:

     overall economic, financial and business conditions,

     the continued availability of suitable acquisition candidates, and the consummation and successful integration of acquired companies,

     the effect of new government regulation and/or legislative initiatives including those relating to reimbursement policies and in the interpretation and application of such policies,

     changes in tax law and regulation,

     trends for the continued growth of the businesses of Omnicare,

     the realization of anticipated revenues, profitability and cost synergies,

     the demand for Omnicare's products and services,

     pricing and other competitive factors in the industry,

     variations in costs or expenses,

     volatility in Omnicare's stock price,

     the failure of Omnicare to obtain or maintain required regulatory approvals or licenses,

     the loss or delay of contracts pertaining to Omnicare's contract research organization business for regulatory or other reasons,

     the impact of consolidation in the pharmaceutical industry, changes in the scope of Year 2000 initiatives, and delays or problems in the implementation of Year 2000 initiatives by Omnicare and/or its suppliers and customers and other payors, and other risks and uncertainties described in "Risk Factors" and Omnicare's reports and filings with the SEC.

     Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, Omnicare's actual results, performance or achievements in 1999 and beyond could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. Omnicare does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                    OMNICARE SUMMARY SELECTED FINANCIAL DATA

                            OMNICARE AND SUBSIDIARIES

     We derived the following summary selected financial data from Omnicare's audited financial statements for 1994 through 1998 and unaudited financial statements for the three months ended March 31, 1998 and 1999. References in the notes to this table to Notes to Consolidated Financial Statements are to the notes to consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998. The information is only a summary and you should read it in conjunction with our historical financial statements (and related notes) contained in the annual reports and other information we have filed with the SEC. See "Where You Can Find More Information" on page 42.

                                        FOR THE THREE MONTHS
                                           ENDED MARCH 31,                    FOR THE YEARS ENDED AND AT DECEMBER 31,
                                       -----------------------   ----------------------------------------------------------------
                                          1999        1998          1998         1997          1996        1995           1994
                                       ----------   ----------   ----------   ----------     --------    --------       --------
INCOME STATEMENT DATA:(a)(b)(c)                                  (in thousands, except per share data)
Sales                                  $  445,688   $  340,258   $1,517,370   $1,034,384     $641,440    $477,359       $365,640
                                       ==========   ==========   ==========   ==========     ========    ========       ========
Income (loss) from continuing
  operations                           $   27,807   $   20,406   $   80,379   $   54,105     $ 43,663    $ 17,521       $ (6,557)
Loss from discontinued operations               -            -            -       (2,154)(d)     (389)(d)  (1,546)(d)     (1,245)(d)
                                       ----------   ----------   ----------   ----------     --------    --------       --------

Net income (loss)                          27,807       20,406        80,379      51,951(d)    43,274(d)   15,975(d)      (7,802)(d)

Deemed dividend on preferred stock              -            -            -            -            -      (2,712)(e)          -
                                       ----------   ----------   ----------   ----------     --------    --------       --------
Net income (loss) available to common
  stockholders                         $   27,807   $   20,406   $   80,379   $   51,951(d)  $ 43,274(d) $ 13,263(d)(e) $ (7,802)(d)
                                       ==========   ==========   ==========   ==========     ========    ========       ========

Earnings per share data:
Basic:
Income (loss) from continuing
  operations available to common
  stockholders                         $     0.31   $     0.23   $     0.90   $     0.63     $   0.62    $   0.26       $  (0.13)
Loss from discontinued operations               -            -            -        (0.02)(d)        -(d)    (0.02)(d)      (0.03)(d)
                                       ----------   ----------   ----------   ----------     --------    --------       --------
Net income (loss) available to common
  stockholders                         $     0.31   $     0.23   $     0.90   $     0.61(d)  $   0.62(d) $   0.24(d)(e) $  (0.16)(d)
                                       ==========   ==========   ==========   ==========     ========    ========       ========
Diluted:
Income (loss) from continuing
  operations available to common
  stockholders                         $     0.31   $     0.23   $     0.90   $     0.62     $   0.57    $   0.26       $  (0.13)
Loss from discontinued operations               -            -            -        (0.02)(d)        -(d)    (0.02)(d)      (0.03)(d)
                                       ----------   ----------   ----------   ----------     --------    --------       --------
Net income (loss) available to common
  stockholders                         $     0.31   $     0.23   $     0.90   $     0.60(d)  $   0.57(d) $   0.24(d)(e) $  (0.16)(d)
                                       ==========   ==========   ==========   ==========     ========    ========       ========
Dividends per share                    $   0.0225   $   0.0200   $     0.08   $     0.07     $   0.06    $   0.05       $  0.045
                                       ==========   ==========   ==========   ==========     ========    ========       ========
Weighted average number of common
  shares outstanding:
Basic                                      90,526       88,114       89,081       85,692       69,884      56,216         48,336
                                       ==========   ==========   ==========   ==========     ========    ========       ========
Diluted                                    90,881       89,085       89,786       86,710       81,089      69,406         60,509
                                       ==========   ==========   ==========   ==========     ========    ========       ========

BALANCE SHEET DATA:  (a)(b)
Working capital                        $  429,010   $  364,801   $  369,749   $  354,825     $342,401    $112,091       $127,875
Total assets                            2,003,040    1,455,064    1,903,829    1,412,146      828,309     405,312        359,886
Long-term debt (f)(g)                     711,235      356,428      651,556      359,148        5,755      85,046         89,645
Stockholders' equity (h)(i)             1,000,411      868,651      963,471      829,753      689,219     228,853        194,074

(a) The consolidated financial statements have been restated for the 1994 to 1997 periods to include the results of operations of CompScript, Inc. ("CompScript") and IBAH, Inc. ("IBAH"), acquired in June 1998 pooling-of-interests transactions.

(b)  The Company has had an active acquisition program in effect since 1989. See
     Note 2 of the Notes to Consolidated Financial Statements for information concerning these acquisitions.

(c) Included in the 1998 net income and 1997, 1996, 1995 and 1994 income from continuing operations amounts are the following aftertax pooling-of-interests expenses and nonrecurring and other charges (in thousands):

                                       1998          1997           1996        1995       1994
                                     --------      --------       --------    --------   --------
Acquisition expenses, pooling-
of-interests                         $ 13,869(1)   $  3,935(1)   $ 1,468(1)   $   989    $  1,860
Nonrecurring expenses                   2,689(2)      7,166(2)       510(2)         -           -
Other expense                               -           499(3)         -            -           -
Goodwill impairment charge -
CompScript                                  -             -            -        3,862           -
Write-off of acquired research
and development - IBAH                      -             -            -            -      18,300
Loss on business start-up -
CompScript                                  -             -            -            -         368
                                     --------      --------      -------      -------    --------
Total                                $ 16,558      $ 11,600      $ 1,978      $ 4,851    $ 20,528
                                     ========      ========      =======      =======    ========

     (1) See Note 2 of the Notes to Consolidated Financial Statements.
     (2) See Note 13 of the Notes to Consolidated Financial Statements.
     (3) See Note 14 of the Notes to Consolidated Financial Statements.

(d) Represents the closure of the software commercialization unit of Research Biometrics, Inc., a subsidiary of IBAH, in 1997 and 1996 and the divestiture of the Drug Delivery Services Division of IBAH in 1995 and 1994. All operating results of these businesses have been reclassified from continuing operations to discontinued operations.

(e) On August 11, 1995, IBAH completed a private equity placement of approximately 1,000 shares of convertible preferred stock, par value $.01 per share, at a purchase price of $7.003125 per share, for a total of $6,935, net of transaction costs. Each share of convertible preferred stock was convertible into three shares of common stock. All of the preferred stock was converted to common stock before or in conjunction with the 1998 acquisition of IBAH by Omnicare. Since the convertible shares of preferred stock were immediately convertible into common stock, the most beneficial conversion discount was recorded analogous to a deemed dividend in the 1995 statement of income.

(f) In 1997, the Company issued $345,000 of Convertible Subordinated Notes due 2007 (See Note 6 of the Notes to Consolidated Financial Statements).

(g) In 1993, the Company issued $80,500 of Convertible Subordinated Notes due 2003 (See Note 6 of the Notes to Consolidated Financial Statements).

(h) In 1996, Omnicare and IBAH sold 6,241 (pre-1996 Omnicare stock split) shares of common stock in public offerings, resulting in net proceeds of $297,171 (See Note 7 of the Notes to Consolidated Financial Statements).

(i) In 1994, the Company sold approximately 6,495 shares of common stock in a public offering, resulting in net proceeds of $59,211.

                      BOCA SUMMARY SELECTED FINANCIAL DATA

     The following summary selected financial data is only a summary and you should read it in conjunction with the historical financial statements (and related notes and other materials) we have included in this prospectus relating to Boca, including "Business of Boca" (see pages 35 through 37), "Boca Management's Discussion and Analysis of Financial Conditions and Results of Operations" (see pages 38 through 41) and "Boca Financial Information" (see pages F-1 through F-12).

                              FOR THE THREE MONTHS ENDED                  FOR THE YEARS ENDED AND AT DECEMBER 31,
                                   AND AT MARCH 31,
                              ---------------------------   ---------------------------------------------------------------------
                                   1999          1998          1998          1997          1996          1995          1994
---------------------------------------------------------   ---------------------------------------------------------------------
   INCOME STATEMENT DATA:
   Sales                        $ 3,600,898   $ 3,381,985   $ 14,197,047  $11,811,525  $ 11,451,246   $ 10,936,243  $8,903,089
---------------------------------------------------------------------------------------------------------------------------------
   Income (loss) for                502,760       413,555      1,627,859      (45,139)     (342,514)       389,348  (3,507,520)
     operations

   Net income (loss)                342,688       271,583      1,068,705       (3,956)      (91,833)       106,790  (3,640,799)
---------------------------------------------------------------------------------------------------------------------------------

   Earnings per share data:
      Basic and Diluted         $      0.17   $      0.13   $       0.52  $         -  $      (0.04)   $      0.05  $    (1.78)
---------------------------------------------------------------------------------------------------------------------------------

   Dividends per share          $         -   $         -   $          -  $         -  $          -    $         -  $        -
---------------------------------------------------------------------------------------------------------------------------------

   Weighted average number
   of common shares
   outstanding:
      Basic and Diluted           2,066,840     2,066,840      2,066,840    2,066,840     2,060,090      2,039,840   2,039,840
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
   BALANCE SHEET DATA:
---------------------------------------------------------------------------------------------------------------------------------
   Working capital              $ 3,972,427   $ 2,848,835   $  3,753,344  $ 2,254,938  $  2,821,407   $  1,801,277  $1,802,694
   Total assets                   6,117,043     6,846,771      5,762,640    5,392,565     5,561,716      3,721,190   7,504,470
   Stockholders' equity           5,060,558     3,920,768      4,717,890    3,649,185     3,653,141      3,527,235   3,420,445
---------------------------------------------------------------------------------------------------------------------------------

                            MARKET PRICE INFORMATION

     The Omnicare shares are listed on the NYSE under the symbol "OCR". The Boca shares are not traded in any established market. The following table shows the closing price of the Omnicare shares on June 16, 1999, the last trading day prior to the adoption of the Plan of Merger. The table also shows the market value of the Omnicare shares that a Boca shareholder would have received for one Boca share assuming the merger had taken place on that date. The number has been calculated by multiplying 0.5047, the exchange ratio in the merger, by the closing price per Omnicare share. The actual value of the Omnicare shares received in the merger may be higher or lower.

                                                     Equivalent Market
                                 Omnicare                 Value of
                              Closing Price             Boca Shares
                              -------------             -----------
June 16, 1999                    $16.0625                 $8.1067


     The following table shows the high and low sales prices of Omnicare shares on the NYSE and the cash dividends paid or declared per share for the periods presented based on published financial sources. No dividends were paid on the Boca shares during these periods.

                                                     HIGH       LOW     DIVIDENDS
                                                    ------     -----    ---------
1997
     First Quarter................................. $32 1/4   $23 1/2    $.0175
     Second Quarter................................  31 5/8    22 3/8     .0175
     Third Quarter.................................  32 1/2    26 9/16    .0175
     Fourth Quarter................................  34 9/16   26         .0175

1998
     First Quarter.................................  39 13/16  28 1/8     .02
     Second Quarter ...............................  39 11/16  32 1/8     .02
     Third Quarter ................................  41 9/16   28 1/4     .02
     Fourth Quarter ...............................  34 15/16  25         .02

1999
     First Quarter.................................  36 3/16   16 1/8     .0225
     Second Quarter (through June 15)..............  28 3/4    16 11/16   .0225

                      COMPARATIVE HISTORICAL PER SHARE DATA

     The following table shows information on the net income, book value and dividends declared per common share for Omnicare and Boca on a historical basis and equivalent Boca basis. The Boca equivalent amounts were calculated by multiplying the Omnicare per share amounts by 0.5047. Boca shareholders will receive 0.5047 Omnicare shares in the merger in exchange for each Boca share. The merger will have no pro forma effect on Omnicare which would affect the amounts disclosed below.

                                                   HISTORICAL
                                              ---------------------         BOCA
                                              OMNICARE         BOCA      EQUIVALENT
                                              --------         ----      ----------
COMPARATIVE PER SHARE DATA:
Net Income:
      Year ended December 31, 1998
           Basic                               $0.90          $0.52         $0.45
           Diluted                              0.90           0.52          0.45

      Three months ended March 31, 1999
             Basic                              0.31           0.17          0.16
             Diluted                            0.31           0.17          0.16

Book value per share:
      December 31, 1998                        10.67           2.29          5.39
      March 31, 1999                           11.03           2.46          5.57

Cash dividends declared per share:
      Year ended December 31, 1998              0.08           0             0.04
      Three months ended March 31, 1999         0.0225         0             0.0114

                                   THE MERGER

     BACKGROUND OF THE MERGER

          During late 1995, representatives of CompScript (then known as Capital Brands, Inc.) were introduced to the management of Boca (then known as CompScript, Inc. and previously known as AldenCare, Inc.), with a view towards consummating a business combination. These discussions led to the execution of a letter of intent on January 2, 1996, followed by the execution of a definitive Share Exchange Agreement on February 29, 1996.

          The Share Exchange Agreement provided for the issuance of shares of CompScript to certain shareholders of Boca in exchange for their Boca shares, at an exchange ratio of 3.898373 shares of CompScript for each share of Boca. Shareholders were selected to participate in the exchange so as to avoid the necessity of registering the exchange with the SEC.

          The Share Exchange Agreement closed on April 26, 1996. As a result of the exchange, the shareholders of Boca who exchanged their shares became the owners of approximately 80% of CompScript's shares and CompScript became the owner of approximately 92% of the Boca shares.

          In July 1997, CompScript filed a registration statement on Form S-4 with the SEC to register the exchange of CompScript shares for the remaining Boca shares. The exchange ratio for this transaction would have been the exchange ratio contemplated by the Share Exchange Agreement. Over the next several months, CompScript responded to Commission comments on this registration statement.

          In February 1998, Omnicare and CompScript executed a merger agreement which provided that a subsidiary of Omnicare would merge with CompScript, each CompScript share would be converted into the right to receive Omnicare shares and CompScript would become a wholly-owned subsidiary of Omnicare. As a result, the contemplated exchange offer was abandoned. The merger of CompScript with a subsidiary of Omnicare closed in late June 1998 at an exchange ratio of 0.12947 Omnicare shares for each CompScript share.

          On ___________, 1999, the date of this prospectus, CompScript contributed its Boca shares to a newly formed wholly-owned subsidiary, Boca Acquisition Corp. ("Mergeco") and Mergeco adopted the Plan of Merger under which each Boca share (other than those held by Mergeco or shareholders who properly exercise dissenters rights under Florida law) will be exchanged for 0.5047 Omnicare shares.

     REASONS FOR THE MERGER

          As a result of the merger, holders of Boca shares (other than Mergeco and Boca shareholders that properly exercise dissenters' rights) will become holders of Omnicare shares. Omnicare is a NYSE listed company with a substantial market capitalization. There is no active trading market for Boca shares. The Omnicare shares holders receive in the merger should provide holders with a much greater degree of liquidity than their Boca shares. However, there can be no assurances as to the value or liquidity of the Omnicare shares. See "Risk Factors."

     PLAN OF MERGER

          This section highlights selected information from the Plan of Merger. To better understand the merger and for a more complete description of the terms of the merger, you should read carefully the Plan of Merger which is reprinted as Appendix A to this prospectus and is incorporated herein by reference.

          The Effective Time of the Merger. As required by Florida law, the merger will be completed no earlier than 30 days after the mailing of this prospectus and the Plan of Merger to Boca shareholders. The merger will be complete when Mergeco files Articles of Merger with the Florida Department of State and the Florida Department of State accepts the Articles of Merger. We anticipate the Articles of Merger will be filed on ________ __, 1999.

          Conditions to the Merger. CompScript will not be obligated to close the merger if there is an injunction or law prohibiting the merger, any legal action challenging the merger or any stop order or Commission proceeding for such purpose. In addition, CompScript has the right to abandon the merger. CompScript may exercise this right at any time prior to the closing of the merger.

          Exchange of Boca Shares for Omnicare Shares. Enclosed with this prospectus is a letter of transmittal to be used to exchange your Boca share certificates for Omnicare share certificates.

          Upon surrender to the Exchange Agent of your certificate of Boca shares, together with the properly completed and signed letter of transmittal, you will be entitled to receive

     (a) the number of Omnicare shares which you have the right to receive,

     (b) any cash payable in lieu of fractional shares,

     (c) any dividends or other distributions on the Omnicare shares with a record date after the date the merger is completed and which are payable on or prior to the date you surrender your Boca shares,

     (d) less the amount of any applicable withholding taxes.

No interest will be paid to you on any of these amounts.

          Holders of unexchanged Boca shares will not be entitled to receive any dividends or other distributions payable by Omnicare until all of their certificates are surrendered. Upon surrender, however, subject to applicable laws, the holders will receive accumulated dividends and distributions, without interest, together with cash in lieu of fractional shares, less the amount of any applicable withholding taxes.

          No Omnicare shares will be distributed until the merger closes. If the merger does not close, your Boca stock certificates will be returned to you.

     MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

          The following discussion summarizes the material federal income tax consequences generally applicable to holders of Boca shares who exchange their Boca shares solely for Omnicare shares pursuant to the merger. There can be no assurance that the Internal Revenue Service will not take a contrary view, and neither Omnicare nor Boca has requested, or will request, a ruling from the Internal Revenue Service on the tax consequences of the merger. The discussion below is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing regulations issued under the Code, judicial authority and current administrative rulings and practice, all as in effect as of the date hereof. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth below. Any such changes or interpretations could have retroactive effect and could affect the federal income tax consequences of the merger to holders of Boca shares. The following discussion does not address the consequences of the merger under state, local or foreign law nor does the discussion address all aspects of federal income taxation that may be important to you in light of your particular circumstances. Further, the discussion does not address all aspects of federal income taxation that may be applicable to certain holders of Boca shares that are subject to special rules, such as:

          holders who are not United States persons;

          financial institutions;

          tax-exempt organizations;

          insurance companies;

          dealers or brokers in securities;

          holders who pledge their stock as part of a hedge, appreciated financial position, straddle or conversion transaction; or

          holders who acquired their Boca shares pursuant to the exercise of employee stock options or otherwise as compensation.

          Moreover, this discussion assumes that Boca shareholders hold their Boca shares as capital assets.

          Exchange Of Boca Shares For Omnicare Shares. Except as discussed below under "Cash Received in Lieu of Fractional Shares," no gain or loss should be recognized for federal income tax purposes by holders of Boca shares who exchange their Boca shares solely for Omnicare shares pursuant to the merger. The aggregate tax basis of Omnicare shares received as a result of the merger should be the same as the shareholder's aggregate tax basis in the Boca shares surrendered in the exchange (reduced by any tax basis allocable to fractional shares for which cash is received) and the holding period of the Omnicare shares received should include the holding period of the Boca shares surrendered therefor.

          Cash Received In Lieu Of Fractional Shares. The payment of cash to a holder of Boca shares in lieu of a fractional share interest in Omnicare shares should be treated as if the fractional share had been distributed as part of the exchange and then redeemed by Omnicare.

The cash payment should be treated as having been received as a distribution in payment for the Omnicare shares hypothetically redeemed as provided in section 302 of the Code. This hypothetical redemption should generally result in the recognition of capital gain or loss measured by the difference between the amount of cash received and the portion of the tax basis of the Boca shares allocable to such fractional share interest. In the case of individuals, capital gains in respect of capital assets held for more than one year are eligible for reduced rates of taxation.

          Dissenters. A dissenting shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes, measured as the difference between the shareholder's tax basis in the Boca shares and the amount of cash received (other than the amount of cash received, if any, that is, or is deemed to be, interest for federal income tax purposes (which amount will be taxed as ordinary income)). In the case of individuals, capital gains in respect of capital assets held for more than one year are eligible for reduced rates of taxation.

          Reporting Requirements. Holders of Boca shares receiving Omnicare shares in the merger will be required to retain records and file with their federal income tax returns a statement setting forth certain facts relating to the merger.

          Backup Withholding. Unless an exemption applies under the applicable law and regulations, the Exchange Agent is required to withhold, and will withhold, 31% of any cash payments to a Boca shareholder in the merger unless the shareholder provides the appropriate form as described below. Unless an applicable exemption exists and is proved in a manner satisfactory to Omnicare and the Exchange Agent, each Boca shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be sent to each Boca shareholder, so as to provide the information (including the shareholder's taxpayer identification number) and certification necessary to avoid backup withholding.

          THIS DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS WITHOUT REFERENCE TO THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SHAREHOLDER AND IS NOT TAX ADVICE. THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE MERGER. ACCORDINGLY, EACH SHAREHOLDER IS URGED TO CONSULT WITH SUCH SHAREHOLDER'S TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.

                               DISSENTER'S RIGHTS

          As a holder of Boca shares, you are entitled to dissenter's rights under Florida law. The following discussion summarizes these rights. The full text of the applicable provisions of the Florida Business Corporation Act has been reprinted in Appendix B to this prospectus. The Florida Business Corporation Act is sometimes referred to as the FBCA. If you are considering exercising your dissenter's rights you should review carefully these provisions since you will lose your dissenter's rights if you do not fully and precisely satisfy the procedural requirements under these provisions of the FBCA.

          If you exercise dissenter's rights, you will not be entitled to receive any Omnicare shares in the merger and will only be entitled to your rights under the dissenters' rights provisions of the FBCA.

          This prospectus serves as notice to you of your ability to dissent from the merger and to receive "fair value" for your shares if you comply with the provisions of Florida law regarding the rights of dissenting shareholders.

          This is a summary of the dissenters' process:

          WRITTEN DEMAND. If you elect to dissent, you must file with Boca a notice of such election within 20 days of the day we send you this prospectus. The notice must state your name and address, the number of Boca shares as to which you dissent and a demand for payment of the fair value of your Boca shares. If you file an election to dissent you must deposit your stock certificates with Boca simultaneously with the filing of the election to dissent.

          ONLY A HOLDER OF RECORD OF BOCA SHARES IS ENTITLED TO ASSERT DISSENTERS' RIGHTS for the Boca shares registered in that holder's name. A notice of intent to demand payment for Boca shares must be exercised by or on behalf of the holder of record, fully and correctly, as his name appears on his stock certificates. If the Boca shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the notice should be made in that capacity. If the Boca shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the notice should be executed by or on behalf of all joint owners. An authorized agent, including one or two or more joint owners, may execute a notice on behalf of a holder of record. However, the agent must identify the record owner or owners and expressly disclose the fact that he is acting as agent for such owner or owners. If a broker or other record holder holds Boca shares as nominee for several beneficial owners he may exercise dissenters' rights with respect to some of the shares held, while not exercising such rights with respect to others. In such case, the notice should set forth the number of Boca shares as to which dissenters' rights are sought. Where no number of Boca shares is expressly mentioned, Boca will presume the demand covers all Boca shares held in the name of the record owner.

          If your Boca shares are held in brokerage accounts or other nominee forms and you wish to exercise dissenters' rights, we urge you to consult with your brokers to determine the appropriate procedures for the making of a notice of intent to demand payment for the Boca shares held by your nominee.

          WITHDRAWAL. You may withdraw your notice of election in writing at any time before an offer is made by Boca to pay for your Boca shares. After the offer, no notice of election may be withdrawn unless Boca consents to the withdrawal. Since Boca is entitled to make an offer at any time, you should not assume that you will be able to withdraw your demand for dissenter's rights.

          BOCA OFFER. Within ten days after the expiration of the period in which shareholders may file their notices of election to dissent, or within ten days after the completion of the merger, whichever is later (but in no case later than ___________, 1999, ninety days from the day before this prospectus was mailed), Boca will make a written offer to each dissenting shareholder who has made a demand. The offer will be to pay an amount Boca estimates to be the fair value for such Boca shares. The fair value determined will reflect the value of the Boca shares prior to the merger. The notice and offer will include a balance sheet of Boca as of the latest available date, and a profit and loss statement of Boca for the 12-month period ended on the date of the balance sheet.

          ACCEPTING THE BOCA OFFER. If within thirty days after Boca makes an offer, you accept the offer, Boca will pay you for your Boca shares within ninety days after the making of the offer or the consummation of the merger, whichever is later. Upon payment of the agreed value, you will cease to have any interest in such Boca shares.

          COURT ACTION. Boca may file an action in any court of competent jurisdiction in Palm Beach County, Florida requesting the fair value of the Boca shares to be determined. If Boca fails to institute such a proceeding, any dissenting shareholder may do so in the name of Boca. The court will also determine whether you are entitled to receive payment for your Boca shares.

          Boca is required to file the action within thirty days after receipt of written demand from you given within sixty days after the consummation of the merger if

               1. Boca fails to make an offer for the fair value of your Boca shares within the period specified in "Boca Offer" above, or

               2. Boca makes the offer and you fail to accept the offer within the period of thirty days that follows.

          In addition, at any time within sixty days after the consummation of the merger Boca shall have the right to file the action.

          All dissenting shareholders (whether or not residents of the State of Florida), other than those who have agreed with Boca as to the value of their Boca shares, will be made parties to the proceeding. Boca must pay to each dissenting shareholder the amount found to be due him within ten days after final determination of the proceedings. Upon payment of the judgement, the dissenting shareholders will cease to have any interest in such Boca shares.

          FAIR VALUE. If you are considering seeking dissenters' rights you should be aware that the fair value of your Boca shares as determined under
Section 607.1320 of the FBCA could be more than, the same as, or less than the consideration you would receive pursuant to the Plan of Merger if you did not seek to demand payment of your Boca shares.

          Any judicial determination of the "fair value" of the Boca shares can be based on numerous considerations, including, but not limited to, the market value of the Boca shares prior to the merger and the net asset value and earnings value of the Boca shares. The costs and expenses of any judicial proceeding will be determined by the court and will be assessed against Boca. However, if the court finds that the action of dissenting shareholders in failing to accept an offer from Boca was arbitrary, vexatious, or not in good faith, all or any part of these costs and expenses may be apportioned and assessed by the court against any or all of the dissenting shareholders.

          If you wish to exercise your right to dissent and you follow the procedure set forth in Section 607.1320 of the FBCA you will be entitled to receive payment of the "fair value" of your Boca shares. "Fair value" is defined by the FBCA to be the value of the Boca shares at the close of business on ___________, 1999, the day before the mailing of this prospectus. Any appreciation or depreciation of value in anticipation of the merger is excluded from the definition of "fair value" unless exclusion would be inequitable.

          TAX CONSEQUENCES. The receipt of cash pursuant to dissenter's rights will be taxable. The receipt of Omnicare shares in the merger should not be taxable (although cash in lieu of fractional shares should be taxable). See "The Merger -- Certain Federal Income Tax Consequences of the Merger" for more information.

          TERMINATION. Dissenters' rights will terminate if the merger is not completed. They will also terminate as to a shareholder if (1) the shareholder properly withdraws a demand for dissenters' rights, (2) no actions are filed with a court as provided by the FBCA or (3) a court of competent jurisdiction determines the shareholder is not entitled to dissenter's rights.

                        COMPARISON OF SHAREHOLDER RIGHTS

          Omnicare is incorporated under the laws of the State of Delaware. Boca is incorporated under the laws of the State of Florida. The holders of Boca shares whose rights as shareholders are currently governed by Florida law, the Articles of Incorporation of Boca, as amended, and the Bylaws of Boca, as amended, will, upon the exchange of their shares pursuant to the merger, become holders of Omnicare shares, and their rights as such will be governed by Delaware law, the Restated Certificate of Incorporation of Omnicare, as amended and the Amended Bylaws of Omnicare. The material differences between the rights of holders of Boca shares and the rights of holders of Omnicare shares, which result from differences in their governing corporate documents and differences in Delaware and Florida corporate law, are summarized below.

          The following summary is not intended to be complete and is qualified in its entirety by reference to the FBCA, the Delaware General Corporation Law, the Boca Articles, the Boca Bylaws, the Omnicare Certificate and the Omnicare Bylaws, as appropriate. The Delaware General Corporation Law is sometimes referred to as the DGCL. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. Copies of the Boca Articles, the Boca Bylaws, the Omnicare Certificate and the Omnicare Bylaws are incorporated by reference herein and will be sent to holders of Boca shares upon request. See "Where You Can Find More Information."

     AUTHORIZED CAPITAL

          The Boca Articles provide for authorized stock consisting of 10,000,000 Boca shares, no par value.

          The Omnicare Certificate provides for authorized stock consisting of 200,000,000 Omnicare shares, $1.00 par value, and 1,000,000 shares of Omnicare Preferred Stock, without par value.

     ELECTION AND SIZE OF BOARD OF DIRECTORS

          The FBCA requires that a board of directors consist of one or more natural persons who are at least 18 years of age, with the precise number specified in or fixed by a corporation's articles of incorporation or bylaws. The FBCA permits staggered boards of directors of up to three separate classes if authorized in the articles of incorporation. Neither the Boca Articles nor the Boca Bylaws provide for a classified board of directors.

          The Boca Bylaws provide that the number of Directors shall be three or such larger number as may be agreed upon by the Board.

          Under Delaware law, directors, unless their terms are staggered, are elected at each annual shareholder meeting. Vacancies on the board of directors may be filled by the shareholders or directors, unless the certificate of incorporation or a bylaw provides otherwise. The certificate of incorporation may authorize the election of certain directors by one or more classes or series of shares, and the certificate of incorporation, an initial bylaw or a bylaw adopted by a vote of the shareholders may provide for staggered terms for the directors. The certificate of incorporation or the bylaws also may allow the shareholders or the board of directors to fix or change the number of directors, but a corporation must have at least one director. Under Delaware law, shareholders do not have cumulative voting rights unless the certificate of incorporation so provides.

          The Omnicare Bylaws provide that directors are elected by a vote of a majority of the directors then in office (whether or not sufficient in number to constitute a quorum), or by a sole remaining director, or by a plurality of the votes cast at the meeting of shareholders held for that purpose.

          The Omnicare Bylaws provide for a non-staggered Board of Directors which shall consist of not less than 3 nor more than 30 directors, each serving one year terms. The exact number shall be fixed by resolution of the Board of Directors. The Omnicare Board is currently comprised of 13 directors each serving until the next annual meeting of shareholders and until their respective successors are elected or appointed. The Omnicare Bylaws provide that the size of the Omnicare Board may be increased by the vote of a majority of directors then in office, although less than a quorum, or by the affirmative vote of the holders of a majority of the outstanding shares of all classes of stock entitled to vote on the increase.

     REMOVAL OF DIRECTORS

          The FBCA entitles shareholders to remove directors either for cause or without cause, unless the articles of incorporation provide that removal may be only for cause. Directors elected by a particular voting group may only be removed by the shareholders of that voting group. The Boca Bylaws provide that any director may be removed, with or without cause at an annual or at a special shareholders meeting called for that purpose.

          Under the DGCL, a director of a corporation that does not have a classified board of directors or cumulative voting may be removed (with or without cause) with the approval of a majority of the outstanding shares entitled to vote. The Omnicare Certificate provides that a director may be removed without cause only by the holders of two-thirds of the shares then entitled to vote at the election of directors. The term "cause" means (a) negligence or misconduct in the director's performance if he did not act in good faith and in a manner which he reasonably believed to be in the best interests of Omnicare, or (b) the commission of an unlawful act which he had reasonable cause to believe was unlawful.

     VACANCIES ON THE BOARD OF DIRECTORS

          The FBCA provides that, unless the articles provide otherwise, vacancies arising on the board of directors may be filled by a majority of the remaining directors, even if no quorum remains, or by the shareholders. When directors are divided into classes, vacancies may be filled by the shareholders or, if at least one director remains in the class, by the remaining directors of that class. Where a vacancy will be known to occur at some point in the future, it may be filled in advance, although the new director will not take office until the vacancy actually occurs. The Boca Bylaws provide that any vacancies on the Boca board resulting from an increase in the authorized number of directors may be filled by a majority of shareholders. Vacancies resulting from any other cause may be filled by a majority of directors then in office whether or not sufficient to constitute a quorum and the directors so chosen shall hold office until the next annual meeting and until their successors are elected and qualified. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

          Under Delaware law, the board of directors of a corporation may fill any vacancy on the board, including vacancies resulting from an increase in the number of directors. The Omnicare Bylaws provide that any vacancy whether caused by resignation, removal, death or any other reason, and newly created directorships resulting from any increase in the authorized number of directors, may be filled either by a majority vote of the directors then remaining in office (whether or not sufficient in number to constitute a quorum), or by a sole remaining director, or by a plurality of the votes cast at the meeting of shareholders held for that purpose. In the event that one or more directors shall resign from the Omnicare board, effective at a future date, a majority of the directors then in office, including those who have so resigned effective at a future date, shall have power to fill the vacancy or vacancies which will result when such resignation or resignations become effective, the vote thereon to take effect when such resignation or resignations become effective.

     ACTION BY WRITTEN CONSENT

          The Boca Bylaws provide that action of shareholders may be taken without a meeting if signed written consents are obtained from all shareholders entitled to vote on the issue.

          The Omnicare Bylaws allow any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of record of shares having not less than the minimum voting power that would have been necessary to take such action at a meeting at which all common stock entitled to vote thereon were present and voted.

     AMENDMENTS TO CHARTER

          Amendments to all sections of the Boca Articles are governed by the FBCA, which generally requires approval by a majority of directors and by holders of a majority of the shares entitled to vote on the amendment. The board of directors must recommend the amendment to the shareholders, unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment.

          Under Delaware law, unless a higher vote is required in the certificate of incorporation, an amendment to the certificate of incorporation of a corporation may be approved by a majority of the outstanding shares entitled to vote upon the proposed amendment. The Omnicare Certificate provides that the provisions of the Omnicare Certificate may be amended or repealed in the manner provided by law, except that the approval of two-thirds of each class entitled to vote thereon is required to amend or repeal the provisions of the Omnicare Certificate relating to (a) the power of the Omnicare board to amend or repeal the Omnicare Bylaws, (b) business combinations with interested shareholders described in "Vote on Extraordinary Corporate Transactions; Business Combination Restrictions" below, (c) removal of directors without cause, (d) directors' liability, and (e) indemnification of directors, officers and employees.

     AMENDMENTS TO BYLAWS

          Under the FBCA, bylaws may be amended by the directors or the shareholders unless the articles of incorporation expressly provide that only shareholders may do so. Bylaws adopted by the shareholders may provide that they may not be amended or repealed by the directors. The Boca Bylaws may be repealed or amended and new bylaws may be adopted by an action of the whole board or by affirmative vote of the shareholders representing a majority of the voting stock, at an annual or special meeting of the shareholders or the board provided notice of the proposed alteration, amendment, repeal or adoption is contained in the notice of the annual or special meeting.

          The DGCL provides that a corporation's bylaws may be amended by that corporation's shareholders, or, if so provided in the corporation's certificate of incorporation, the power to amend the corporation's bylaws may also be conferred on the corporation's directors. The Omnicare Certificate permits the Omnicare board to make, alter or repeal the Omnicare Bylaws. The Omnicare Bylaws permit the bylaws to be altered, amended or repealed and new bylaws to be made and adopted by action of a majority of the whole Omnicare board or by the shareholders.

     SPECIAL MEETINGS OF SHAREHOLDERS

          Under the FBCA, a special meeting of shareholders may be called by a corporation's board of directors or any other person authorized to do so in the articles of incorporation or bylaws. Special meetings may also be called on demand of at least 10% of all shares eligible to vote on the matter to be considered, although this percentage may be increased in the articles of incorporation to a maximum of 50%. Only business within the purpose of the special meeting notice may be conducted at such meeting. The Boca Bylaws provide that special meetings may be called by the board at the request in writing of a majority of the board or by the shareholders entitled to cast at least 20% of all votes entitled to be cast at such meeting.

          Delaware law provides that special meetings of the shareholders of a corporation may be called by the corporation's board of directors or by such other persons as may be authorized in the corporation's certificate of incorporation or bylaws. The Omnicare Bylaws state that special shareholders' meetings may be called at any time by the Chairman, the President or the Secretary and must be called by the aforementioned upon the written request of the majority of the Omnicare board or of the holders of record of a majority of the stock then entitled to vote for the election of directors.

     INSPECTION OF DOCUMENTS

          Under the FBCA, a shareholder is entitled to inspect and copy the articles of incorporation, bylaws, certain board and shareholder resolutions, certain written communications to shareholders, a list of the names and business addresses of the corporation's directors and officers, and the corporation's most recent annual report, during regular business hours if the shareholder gives at least five business days' prior written notice to the corporation. In addition, a shareholder of a Florida corporation is entitled to inspect and copy other books and records of the corporation during regular business hours if the shareholder gives at least five business days' prior written notice to the corporation and (a) the shareholder's demand is made in good faith and for a proper purpose, (b) the shareholder describes with particularity his or her purpose and the records to be inspected or copied and (c) the requested records are directly connected with such purpose. The FBCA also provides that a corporation may deny any demand for inspection if the demand was made for an improper purpose or if the demanding shareholder has, within two years preceding such demand, sold or offered for sale any list of shareholders of the corporation or any other corporation, has aided or abetted any person in procuring a list of shareholders for such purpose or has improperly used any information secured through any prior examination of the records of the corporation or any other corporation.

          The DGCL allows any shareholder, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its shareholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose means a purpose reasonably related to such person's interest as a shareholder.

     DIVIDENDS

          The FBCA permits a corporation's board of directors to make distributions to its shareholders so long as the corporation is not left unable to pay its debts as they become due in the usual course of business, or the corporation is not left with total assets that are less than the sum of the corporation's total liabilities plus its obligations upon dissolution to satisfy preferred shareholders whose preferential rights are superior to those receiving the distribution. Under the FBCA, a corporation's redemption of its own capital stock is deemed to be a distribution.

          The Boca Bylaws provide that the Boca board may from time to time declare and pay dividends on its outstanding shares in cash, property, or its own shares pursuant to law and subject to provisions of it's the Boca Articles.

          Subject to any restrictions contained in a corporation's certificate of incorporation, Delaware law generally provides that a corporation may declare and pay dividends out of "surplus" (defined as the excess, if any, of net assets (total assets less total liabilities) over capital) or, when no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except that dividends may not be paid out of net profits if the capital of the corporation is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In accordance with the DGCL, "capital" is determined by the board of directors and shall not be less than the aggregate par value of the outstanding capital stock of the corporation having par value.

     INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The FBCA permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The FBCA provides that a corporation may advance reasonable expenses of defense (upon receipt of an undertaking to reimburse the corporation if indemnification is ultimately determined not to be appropriate) and must reimburse a successful defendant for expenses, including attorneys' fees, actually and reasonably incurred. The FBCA also permits a corporation to purchase liability insurance for its directors, officers, employees and agents. The FBCA provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper. The Boca Bylaws provide for indemnification for any present or former director, officer, employee, or agent to the fullest extent permitted by the law.

          Under Delaware law, a corporation may indemnify any person made a party or threatened to be made a party to any type of proceeding (other than an action by or in the right of the corporation) because he is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or entity, against expenses, judgments, costs and amounts paid in settlement actually and reasonably incurred in connection with such proceeding: (a) if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, or (b) in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. A corporation may indemnify any person made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that there may be no such indemnification if the person is found liable to the corporation unless, in such a case, the court determines the person is entitled thereto. A corporation must indemnify a director, officer, employee or agent against expenses actually and reasonably incurred by him who successfully defends himself in a proceeding to which he was a party because he was a director, officer, employee or agent of the corporation. Expenses incurred by an officer or director (or other employees or agents as deemed appropriate by the board of directors) in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. The Delaware law indemnification and expense advancement provisions are not exclusive of any other rights which may be granted by the bylaws, a vote of shareholders or disinterested directors, agreement or otherwise.

          The Omnicare Certificate provides for the indemnification of its directors to the fullest extent permitted by law.

     LIMITATION OF LIABILITY

          The FBCA provides that a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy unless the director breached or failed to perform his statutory duties as a director and such breach or failure (a) constitutes a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) constitutes a transaction from which the director derived an improper personal benefit, (c) results in an unlawful distribution, (d) in a derivative action or an action by a shareholder, constitutes conscious disregard for the best interests of the corporation or willful misconduct or (e) in a proceeding other than a derivative action or an action by a shareholder, constitutes recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

          Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for beach of fiduciary duty as a director, except that such provision shall not limit the liability of a director for (a) any breach of the director's duty of loyalty to the corporation or its shareholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) liability under Section 174 of the DGCL for unlawful payment of dividends or stock purchases or redemption's, or (d) any transaction from which the director derived an improper personal benefit. The Omnicare Certificate provides that no director of Omnicare shall be liable to it or its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such an exemption from liability or limitation thereof is not permitted under the DGCL.

     STOCKHOLDER RIGHTS PLAN

          On May 17, 1999, the Omnicare Board authorized and declared the issuance of one preferred share purchase right for each common share of Omnicare outstanding as of the close of business on June 2, 1999. Each right entitles the registered holder to purchase from Omnicare one ten-thousandth of a share of Series A Junior Participating Preferred Stock of Omnicare, at a price of $135.00, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement between Omnicare and First Chicago Trust Company of New York as Rights Agent. The rights are triggered when either of the following events occur:

               a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common shares or the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common shares.

          The Omnicare Board may redeem all, but not less than all, of the then-outstanding rights at a price of $0.01 per right at any time until 10 days following the date a person acquires or has the right to acquire 15% or more of the Omnicare shares, or a tender or exchange offer is commenced. The rights expire on June 2, 2009.

          Boca does not have a Stockholder Rights Plan.

     VOTE ON EXTRAORDINARY CORPORATE TRANSACTIONS; BUSINESS COMBINATION RESTRICTIONS

          FLORIDA AFFILIATED TRANSACTIONS. Under the FBCA, and subject to the exceptions discussed below, the approval of a merger, plan of liquidation or sale of all or substantially all of a corporation's assets other than in the regular course of business requires the recommendation of the corporation's board of directors and an affirmative vote of holders of a majority of the corporation's outstanding shares.

          Section 607.0901 of the FBCA provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares beneficially owned by an Interested Shareholder (as defined below), would be required to effectuate certain transactions, including, without limitation, a merger, consolidation, certain sales of assets, certain sales of shares, liquidation or dissolution of the corporation, and reclassification of securities involving a corporation and an Interested Shareholder (an "Affiliated Transaction"). An "Interested Shareholder" is defined as the beneficial owner of more than 10% of the outstanding voting shares of the corporation. The foregoing special voting requirement is in addition to the vote required by any other provision of the FBCA or any other provisions of the Boca Articles.

          The special voting requirement does not apply in any of the following circumstances:

          (a) the Affiliated Transaction is approved by a majority of the corporation's disinterested directors,

          (b) the Interested Shareholder has owned at least 80% of the corporation's voting stock for five years preceding the date on which the Affiliated Transaction is first publicly announced or communicated generally to the corporation's shareholders,

          (c) the Interested Shareholder owns more than 90% of the corporation's voting shares,

          (d) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement of the event,

          (e) the corporation is an investment company registered under the Investment Company Act of 1940, or

          (f) all of the following conditions are met:

               the cash and fair value of other consideration to be paid per share to all holders of voting shares equals the highest per share price paid by the Interested Shareholder,

               the consideration to be paid in the Affiliated Transaction is in cash or in the same form as previously paid by the Interested Shareholder (or certain alternative benchmarks if higher),

               during the portion of the three years proceeding the announcement date that the Interested Shareholder has been an Interested Shareholder, except as approved by a majority of the disinterested directors, there shall have been no failure to declare and pay at the regular date any full periodic dividends, no decrease in common stock dividends, and no increase in the voting shares owned by the Interested Shareholder, during such three-year period, except as approved by a majority of the disinterested directors, no benefit to the Interested Shareholder in the form of loans, guaranties or other financial assistance or tax advantages provided by the corporation, and unless approved by a majority of the disinterested directors, a proxy or information statement describing the Affiliated Transaction shall have been mailed to holders of voting shares at least 25 days prior to the consummation of the Affiliated Transaction. Because the Boca Board unanimously approved the Plan of Merger and the merger, this provision will not be applicable.

          THIS SPECIAL VOTING REQUIREMENT DOES NOT APPLY TO THE MERGER OF BOCA AND MERGECO BECAUSE COMPSCRIPT OWNS 92% OF THE BOCA SHARES.

          CONTROL SHARE ACQUISITIONS. Boca is governed by Section 607.0902 of the FBCA, which provides that the voting rights to be accorded Control Shares (as defined below) of a Florida corporation that has (a) 100 or more shareholders, (b) its principal place of business, its principal office, or substantial assets in Florida, and (c) either (1) more than 10% of its shareholders residing in Florida, (2) more than 10% of its shares owned by Florida residents, or (3) 1,000 shareholders residing in Florida must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the Control Shares will be granted any voting rights.

          SECTION 607.0902 DOES NOT APPLY TO THIS TRANSACTION BECAUSE BOCA HAS FEWER THAN 100 SHAREHOLDERS.

          The FBCA defines "Control Shares" as shares acquired in a Control Share Acquisition (as defined below) that, when added to all other shares of the issuing corporation owned by such person, would entitle such person to exercise, either directly or indirectly, voting power within any of the following ranges:

          (a) one-fifth or more, but less than one-third, of all voting power of the corporation's voting securities;

          (b) one-third or more, but less than a majority of all voting power of the corporation's voting securities, or

          (c) a majority or more of all of the voting power or the corporation's voting securities.

          A "Control Share Acquisition" is defined as an acquisition, either directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, outstanding Control Shares.
Section 607.0902 provides that any person who proposes to make a Control Share Acquisition must follow certain procedures, including giving notice of the intent to acquire shares and calling a meeting of shareholders at which such Control Share Acquisition must be approved by resolution of a majority of each class entitled to vote thereon. Otherwise, any Control Shares acquired will be divested of voting rights. If authorized in the articles of incorporation or bylaws of a corporation prior to their acquisition, Control Shares may be redeemed by the corporation for fair value in certain circumstances. Unless otherwise provided in a corporation's articles of incorporation or bylaws prior to a Control Share Acquisition, in the event Control Shares are accorded full voting rights and the acquiring person has acquired Control Shares with a majority or more of all voting power, all shareholders shall have dissenters' rights to receive the fair value of their shares. The Boca Articles and Boca Bylaws are silent concerning Control Share Acquisitions.

          Section 607.0902 further provides that, in certain circumstances, an acquisition of shares that otherwise would be governed by its provisions does not constitute a Control Share Acquisition. Among such circumstances are acquisition of shares approved by the corporation's board of directors and mergers effected in compliance with the applicable provisions of the FBCA, if the corporation is a party to the agreement of merger.

          The DGCL does not have a comparable Control Share statute.

          DELAWARE BUSINESS COMBINATIONS. The DGCL generally provides that, unless otherwise specified in a corporation's certificate of incorporation or unless the provisions of the DGCL relating to business combinations indicated herein are applicable, a sale or other disposition of all or substantially all of the corporation's assets, a merger or consolidation of the corporation with another corporation or a dissolution of the corporation requires the affirmative vote of the board of directors plus the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

          In general, Section 203 of the DGCL prevents an "Interested Stockholder" (defined generally as a person with 15% or more of a corporation's outstanding voting stock, with the exception of any person who owned and has continued to own shares in excess of the 15% limitation since December 23, 1987) from engaging in a Business Combination with a Delaware corporation for three years following the date such person became an Interested Stockholder.

          The term "Business Combination" includes mergers or consolidations with an Interested Stockholder and certain other transactions with an Interested Stockholder, including, without limitation:

          (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (except proportionately as a shareholder of such corporation) to or with the Interested Stockholder of assets (except proportionately as a shareholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation or of certain subsidiaries thereof determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation,

          (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of stock of the corporation or such subsidiary to the Interested Stockholder, except pursuant to certain transfers in a conversion or exchange or pro rata distribution to all shareholders of the corporation or certain other transactions, none of which increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock,

          (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into stock of the corporation or any subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused directly or indirectly by the Interested Stockholder), or

          (d) any receipt by the Interested Stockholder of the benefit (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation or certain subsidiaries.

          The three-year moratorium may be avoided if

          (a) before such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction in which the Interested Stockholder became an Interested Stockholder, or

          (b) upon consummation of the transaction which resulted in the shareholder becoming an Interested Stockholder, the shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers of the corporation and by employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or

          (c) on or following the date on which such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of shareholders (not by written consent) by the affirmative vote of the shareholders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

          The Business Combination restrictions described above do not apply if, among other things:

          (a) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the statute,

          (b) the corporation by action by the holders of a majority of the voting stock of the corporation approves an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by the statute (effective 12 months after the amendment's adoption), which amendment shall not be applicable to any business combination with a person who was an Interested Stockholder at or prior to the time of the amendment, or

          (c) the corporation does not have a class of voting stock that is (1) listed on a national securities exchange, (2) authorized for quotation on Nasdaq or a similar quotation system, or (3) held of record by more than 2,000 shareholders.

          The statute also does not apply to certain Business Combinations with an Interested Stockholder when such combination is proposed after the public announcement of, and before the consummation or abandonment of, a merger or consolidation, a sale of 50% or more of the aggregate market value of the assets of the corporation on a consolidated basis or the aggregate market value of all outstanding shares of the corporation, or a tender offer for 50% or more of the outstanding voting shares of the corporation, if the triggering transaction is with or by a person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with Board of Director approval, and if the transaction is approved or not opposed by a majority of the current directors who were also directors prior to any person becoming an Interested Stockholder during the previous three years.

          OMNICARE MERGER PROVISIONS. Pursuant to the Omnicare Certificate, a merger or consolidation of Omnicare with, a disposition of a substantial part of Omnicare's assets to or with, the transfer of Omnicare securities in exchange for assets or securities with a fair market value of $5 million or more to, or the transfer of Omnicare securities for cash to, a person or entity beneficially owning 10% or more of the outstanding shares of Omnicare capital stock entitled to vote in the election of directors, requires the approval of the holders of a majority of the outstanding shares of Omnicare capital stock not beneficially owned by such person or entity. No such approval is required for a transaction:

          (a) with another corporation of which Omnicare is the majority shareholder,

          (b) with another person or entity, if the Omnicare Board approved a memorandum of understanding with such person or entity before such person or entity became a 10% shareholder of Omnicare, or

          (c) approved unanimously by the Omnicare Board prior to the consummation thereof.

                       BENEFICIAL OWNERSHIP OF BOCA SHARES

          As of March 31, 1999 there were 2,066,840 Boca shares outstanding. CompScript beneficially owns 1,897,938 Boca shares, representing approximately 92% of the outstanding Boca shares. An aggregate of 168,902 Boca shares are held by shareholders other than CompScript.

          Omnicare owns 100% of the shares of CompScript.

                                BUSINESS OF BOCA

COMPANY OVERVIEW

          Boca is a comprehensive provider of pharmacy management services equipped to both lower costs and improve the quality of care to its customers. Boca offers a broad range of pharmacy, infusion therapy, consulting services and mail order to managed care networks and their patients, long-term and subacute care facilities and home health patients. Boca's proprietary pharmacy management capabilities combine sophisticated clinical tools with the latest technologies in databases and drug profiles.

          Boca presently operates an institutional pharmacy that serves long-term and subacute facilities in Florida.

PRODUCTS AND SERVICES

          Institutional Pharmacy. Boca purchases, repackages and dispenses prescription and non-prescription medication in accordance with physician orders and delivers such prescriptions at least daily to the nursing facilities for administration to individual patients by the facility's nursing staff. Boca typically services nursing homes within a 150-mile radius of its pharmacy locations. Boca maintains a 24-hour, on-call pharmacist service 365 days per year for emergency dispensing and delivery or for consultation with the facility's staff or attending physician.

          Upon receipt of a prescription, the relevant patient information is entered into Boca's computerized proprietary dispensing and billing systems. At that time, the dispensing system will check the prescription for any potentially adverse drug interactions or patient sensitivity. When required and/or specifically requested by the physician or patient, branded drugs are dispensed; generic drugs are substituted in accordance with applicable state and federal laws and as requested by the physician or patient. Boca also provides therapeutic interchange, with physician approval, in accordance with pharmaceutical care guidelines.

          Boca provides a "modified unit-dose" distribution system. Most of its prescriptions are filled utilizing specialized unit-of-use packaging and delivery systems. Maintenance medications are typically provided in 30-day supplies utilizing either a box unit-dose system or unit-dose punch card system. The unit doses system, preferred over the bulk delivery systems employed by retail pharmacies, improves control over drugs in the nursing facility and improves patient compliance with drug therapy by increasing the accuracy and timeliness of drug administration.

          Integral to Boca's drug distribution system is its proprietary computerized medical records and documentation system. Boca provides to the facility computerized medication administration records and physician's order sheets and treatment records for each patient. Data extracted from these computerized records are also formulated into monthly management reports on patient care and quality assurance. The computerized documentation system in combination with the modified unit-dose drug delivery system results in greater efficiency in nursing time, improved control, reduced drug waste in the facility and lower error rates in both dispensing and administration. These benefits improve drug efficacy and result in fewer drug-related failures and hospitalizations.

          Consultant Pharmacist Services. Federal and state regulations mandate that nursing facilities, in addition to providing a source of pharmaceuticals, retain consultant pharmacist services to monitor and report on prescription drug therapy in order to maintain and improve the quality of patient care. The Omnibus Budget Reconciliation Act ("OBRA") implemented in 1990 seeks to further upgrade and standardize care by setting forth more stringent standards relating to planning, monitoring and reporting on the progress of prescription drug therapy as well as facility-wide drug usage.

          Boca provides consultant pharmacist services which help clients comply with such federal and state regulations applicable to nursing homes. Consultant pharmacists work on a proprietary laptop program to offer institutions patient specific clinical data. The services offered by Boca's consultant pharmacists include:

     comprehensive, monthly drug regimen reviews for each patient in the facility to assess the appropriateness and efficacy of drug therapies, including a review of the patient's medical records, monitoring drug reactions to other drugs or food, monitoring lab results and recommending alternate therapies or discontinuing unnecessary drugs;

     participation on the Pharmacy and Therapeutics, Quality Assurance and other committees of client nursing facilities as well as periodic involvement in staff meetings;

     monthly inspection of medication carts and storage rooms;

     monitoring and monthly reporting on facility-wide drug usage and drug administration systems and practices;

     development and maintenance of pharmaceutical policy and procedures manuals; and

     assistance to the nursing facility in complying with state and federal regulations as they pertain to patient care.

          Additionally, Boca offers a specialized line of consulting services which help nursing facilities enhance care and reduce and contain costs as well as to comply with state and federal regulations.

          Infusion Therapy Products and Services. Boca provides infusion therapy support services for moderately acute but stabilized patients in its client nursing facilities and, to a lesser extent, hospice and home care patients. Infusion therapy consists of the product (a nutrient, antibiotic, chemotherapy or other drugs in solution) and the intravenous administration of the product.

          Boca prepares the product to be administered using proper equipment in a sterile environment and then delivers the product to the nursing home for administration by the nursing staff. Proper administration of intravenous drug therapy requires a highly trained nursing staff.

Boca's consultant pharmacists and nurse consultants operate an education and certification program on intravenous therapy to assure proper staff training and compliance with regulatory requirements in client facilities offering an intravenous program.

          The most common infusion therapies Boca provides in the nursing home environment are total parenteral nutrition, antibiotic therapy, chemotherapy, pain management and hydration.

          Home Infusion Therapy Services. Boca has established a Joint Commission on Accreditation of Healthcare Organization accredited home infusion company to serve homebound patients. Boca offers outcomes management with an emphasis on diagnosis of level of severity, specialized management reporting, and statewide coverage, which makes Boca particularly attractive to managed care companies. Boca offers managed care companies a full continuum of coverage for their clients, from hospitals to subacute units to long-term care facilities to the patient's homes.

          Mail Service Pharmacy Benefits. Boca operates a mail service pharmacy in Florida that provides members with convenient access to maintenance medications, and enables Boca and its clients to control drug costs through purchasing efficiencies and other economies of scale. In addition, through its mail service pharmacy, Boca is able to be directly involved with the prescriber and member, and is generally able to achieve a higher level of generic and therapeutic substitution than can be achieved through the retail pharmacy network, which further reduces the client's costs.

        BOCA MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

          Boca is a comprehensive provider of pharmacy management services including institutional pharmacy, infusion therapy, mail order and consultant pharmacist services. Boca was formerly known as AldenCare, Inc., which was incorporated under the laws of the State of Florida on October 3, 1991.

          On April 26, 1996, shareholders who previously owned approximately 92% of Boca, then known as CompScript, Inc. and formerly known as AldenCare, Inc., exchanged their shares of Boca's common stock for 7,394,982 common shares (representing an 80% interest) of Capital Brands, Inc., a publicly-held company. This 1996 Acquisition was structured as a tax-free reorganization. This 1996 Acquisition was accounted for as a reverse purchase of Capital Brands by Boca pursuant to which Boca was recapitalized to include the assets and liabilities of Capital Brands revalued to reflect the market value of Capital Brand's net tangible assets at the date of the Acquisition, consisting of cash and marketable equity securities. On July 5, 1996, Capital Brands changed its name to CompScript, Inc.

          On June 26, 1998, CompScript, Inc. was acquired by Omnicare through a merger with a wholly-owned subsidiary of Omnicare. Upon completion of the merger, each outstanding common share of CompScript, Inc. was converted into $4.50 market value of Omnicare common shares. Omnicare Inc. issued approximately $63.3 million of its stock. The transaction was structured as a pooling of interests and as a tax-free reorganization.

RESULTS OF OPERATIONS

Three months ended March 31, 1999 compared with Three Months Ended
March 31, 1998

          Sales for the three months ended March 31, 1999 increased 6.5% to $3,600,898 from $3,381,985 for the three months ended March 31, 1998. The growth is primarily attributable to additional sales made to existing clients and contracting of new clients for services.

          Gross profits for the three months ended March 31, 1999 increased 16.7% to $1,967,562 from $1,685,666 for the three months ended March 31, 1998. The increase in gross profit margin is the result of more favorable purchasing discounts based on the increase in volumes and participation in Omnicare's purchasing programs.

          Selling, general and administration expenses as a percentage of sales for the three months ended March 31, 1999 and 1998 were 38.9% and 36.5%, respectively. This increase is primarily attributable to Boca's increased professional and consulting fees paid in connection with Boca's Y2K assessment plan.

          Boca's provision for doubtful accounts increased approximately 74.6% or $27,335 in the three months ended March 31, 1999, primarily due to the increase in reserves attributable to the increase in sales and the aging of certain specific accounts receivable.

          Interest and other income increased $24,576 to $46,859 during the three months ended March 31, 1999, as a result of interest earned on higher cash and equivalent balances.

          As a result of the items previously discussed, net income for the three months ended March 31, 1999 was $342,668 compared to net income of $271,583 for the three months ended March 31, 1998. Net income per share increased $0.04 to $.17 for the three months ended March 31, 1999 as compared to $.13 for the three months ended March 31, 1998.

Fiscal Year 1998 compared with Fiscal Year 1997

          Sales for the year ended December 31, 1998 increased 20.2% to $14,197,047 from $11,811,525 for the year ended December 31, 1997. The growth is attributable to marketing efforts to new clients and growth in sales made to existing clients.

          Gross profit increased to $7,450,643 in 1998 from $5,860,190 in 1997, an increase of $1,590,453 or 27.1%. Gross profit margin increased to 52.5% in 1998 from 49.6% in 1997 primarily as a result of more favorable purchasing discounts based on the increase in volumes and participation in Omnicare's purchasing programs for part of 1998.

          Selling, general and administration expenses as a percentage of sales for 1998 and 1997 were 38.0% and 46.6%, respectively. This decrease is attributable to Boca's ability to maintain relatively constant selling, general and administration expenses while increasing sales.

          Boca's provision for doubtful accounts increased approximately 8.3% or $32,701 in the year ended December 31, 1998, primarily due to the increase in reserves attributable to the increase in sales.

          Interest and other income increased $45,037 to $91,629 during 1998, compared to 1997, as a result of interest earned on higher cash and cash equivalents balances.

          As a result of the items previously discussed, net income for the year ended December 31, 1998 was $1,068,705 compared to a net loss of $3,956 in 1997. Net income per share was $.52 in 1998 compared to $.00 in 1997.

Fiscal Year 1997 compared with Fiscal Year 1996

          Sales for the year ended December 31, 1997 increased 3.1% to $11,811,525 from $11,451,246 for the year ended December 31, 1996. The growth is primarily attributable to additional sales made to existing clients.

          Gross profits increased to $5,860,190 in 1997 from $5,339,329 in 1996, an increase of $520,861 or 9.8%. Gross profit margin increased to 49.6% in 1997 from 46.6% in 1996 primarily as a result of more favorable purchasing discounts based on the increase in volumes.

          Selling, general and administration expenses as a percentage of sales for 1997 and 1996 were 46.7% and 46.8%, respectively. This decrease is attributable to Boca's ability to maintain relatively constant selling, general and administration expenses while increasing sales.

          Boca's provision for doubtful accounts increased approximately 21.5% or $69,743 in the year ended December 31, 1997, primarily due to the increase in reserves attributable to the increase in sales and the aging of certain specific accounts receivable.

          Interest and other income decreased $155,729 to $46,592 during 1997, compared to 1996, due to decreased cash and cash equivalents throughout the year.

          As a result of the items previously discussed, net loss for the year ended December 31, 1997 was $3,956 compared to net loss of $91,833 in 1996. Net income per share was $.00 in 1997 compared to net loss per share of $.04 in 1996.

LIQUIDITY AND CAPITAL RESOURCES

          Boca has funded its operating requirements to date primarily through operations and cash borrowings from related parties. At March 31, 1999, December 31, 1998 and 1997, Boca had working capital of $3,972,427, $3,753,344 and
$2,254,938, respectively, and a current ratio of 4.89 to 1.00, 4.58 to 1.00 and
2.33 to 1.00, respectively.

          Net cash provided by operating activities for the year ended 1998 decreased as compared to net cash provided by operations during 1997, primarily due to the decrease of accounts payable.

          Net cash used in investing activities was $229,645 for the year ended December 31, 1998 primarily a result of capital expenditures of $215,789. Net cash used in investing activities was $813,302 for the year ended December 31, 1997 primarily for purchases of property and equipment related to Boca's expansion of its Boca Raton office. Net cash used in investing activities was $627,521 for the year ended December 31, 1996 of which $557,157 was used to purchase property and equipment related to Boca's expansion of its Boca Raton Office.

          Boca has had no borrowings since 1997.

          Except for the historical information contained herein, the matters set forth in this Form S-4 are forward looking and involve a number of risks and uncertainties that could cause actual results to differ materially from these statements and trends. Such factors include, but are not limited to: overall economic, financial and business conditions, the effect of new government regulation and/or legislative initiatives including those relating to reimbursement policies and in the interpretation and application of such policies, changes in tax law and regulation, trends for the continued growth of the business of Boca, the demand for Boca's products and services, pricing and other competitive factors in the industry, variations in costs or expenses, changes in the scope of Year 2000 initiatives and delays or problems in the implementation of Year 2000 initiatives by Boca and/or its suppliers and customers or other payors, and the failure of Boca to obtain or maintain required regulatory licenses and approvals.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          Boca does not have any financial instruments held for trading purposes and does not hedge any of its market risks with derivative instruments.

IMPACT OF THE YEAR 2000

          Boca believes Year 2000 issues are not applicable in any material way to its own computer systems, and Boca intends to confirm that any computer systems that Boca may purchase or lease in the future will have addressed the Year 2000 issue. Boca believes that it will be able to modify or replace its affected systems in time to avoid any interruptions in its operations and anticipates that such remediation will be completed during the second half of 1999. The system remediation is being completed using both internal resources and external consultants. Boca estimates that the total costs associated with this project will approximate $280,000 (with hardware accounting for approximately 70 percent of these costs and software implementation approximating 30 percent of these costs). The cost of this project will be funded from Boca's operating cash flows. No information technology projects with high priority have been significantly delayed due to the Year 2000 initiatives. Boca does not anticipate any significant implications with respect to Year 2000 issues relating to non information technology systems.

          While Boca believes its plan for Year 2000 compliance will be completed on a timely basis and within the foregoing estimates, there can be no assurance that the remedial actions being implemented by Boca will be completed in a timely manner; nor can assurance be given that any inability to complete remedial action in a timely manner will not impact adversely operations or financial results. Moreover, there can be no assurance that the costs associated with the remediation will not exceed the foregoing estimates.

          The failure by third parties with whom Boca has dealings, particularly the Medicaid and Medicare programs, to adequately address their Year 2000 issues could adversely affect Boca, and claims to these third party payors could be unjustifiably denied and/or delayed. Boca is communicating with each of these programs to determine the extent to which it may be impacted by any Year 2000 issues not yet resolved by these programs. Boca has developed a contingency plan which, if necessary, would call for the submission of reimbursement claims using universal claim (paper) forms to the programs in the event that computerized processing is not feasible in the Year 2000. While it is Boca's current belief that this contingency plan would satisfactorily address the risk associated with any absence of readiness experienced by these programs, there can be no assurance that the implementation of such plan will mitigate in whole or in part such risk.

                                     EXPERTS

          The consolidated balance sheet of CompScript-Boca, Inc. as of December 31, 1998 and the related consolidated statements of operations, shareholders equity, and cash flows for the year ended December 31, 1998 included in this prospectus and the related Registration Statement have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

          The audited financial statements incorporated in this prospectus by reference to Omnicare's Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP whose report is incorporated herein, to the extent and for the periods appearing therein, given on the authority of that firm as experts in auditing and accounting.

          The consolidated financial statements of CompScript, Inc. appearing in Omnicare, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

          The Report of Independent Public Accountants on IBAH, Inc.'s December 31, 1997 and 1996 financial statements incorporated by reference in this prospectus and elsewhere in the registration statement is from Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL OPINION

          The validity of the Omnicare shares to be issued in the merger will be passed upon by Dewey Ballantine LLP.

                       WHERE YOU CAN FIND MORE INFORMATION

          Omnicare files annual, quarterly and special reports, proxy statements and other information required by the Securities Exchange Act of 1934, with the Commission. You may read and copy any document Omnicare files at the following Commission public reference rooms:

450 5th Street, N.W.       Seven World Trade Center      Northwest Atrium Center
Room 1024                  Suite 1300                    500 West Madison Street
Washington, D.C. 20549     New York, New York 10048      Suite 1400
                                                         Chicago, Illinois 60661-2511

          Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

          Our Commission filings are also available to the public from the Commission's web site at: http://www.sec.gov.

          Copies of these reports, proxy statements and other information also can be inspected at the following address:

                  New York Stock Exchange
                  20 Broad Street
                  New York, New York 10005.

          This prospectus is part of a registration statement on Form S-4 Omnicare filed with the Commission. This prospectus does not include all the information contained in the registration statement and its exhibits. For further information with respect to the Omnicare shares, you should consult the registration statement and its exhibits. There are statements contained in this prospectus concerning the provisions of other documents. These statements are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Commission. The registration statement, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying at the locations listed above.

          The Commission allows Omnicare to incorporate by reference the information Omnicare files with them, which means Omnicare can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the Commission will update and supersede this information. Omnicare incorporates by reference the documents listed below:

               (a) Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

               (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

               (c) Current Report on Form 8-K dated May 18, 1999; and

               (d) Form 8-A Registration Statements filed September 14, 1993 (containing a description of Omnicare's common stock) and May 18, 1999 (containing a description of Omnicare's Series A Junior Preferred Stock).

          Omnicare is also incorporating by reference additional documents that it files with the SEC between the date of the prospectus and the date of the consummation of the merger.

          With respect to the documents listed above, if a statement in this prospectus conflicts with a statement in a document incorporated by reference in this prospectus, the statement in the prospectus will modify or supersede it. The statement will constitute a part of this prospectus only in its modified or superseded form.

          Omnicare has supplied all information contained or incorporated by reference in this prospectus relating to Omnicare and Boca has supplied all such information relating to Boca.

          You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                 Peter Laterza
                 Omnicare, Inc.
                 100 East RiverCenter Blvd., Suite 1600
                 Covington, Kentucky  41011
                 (606) 392-3300

          If you would like to request documents from Omnicare, please do so by ________ __, 1999 to receive them before the consummation of the merger.

          Boca does not file reports with the Commission.

                     COMPSCRIPT-BOCA, INC. AND SUBSIDIARIES
                         INDEX TO FINANCIAL INFORMATION

Report of Independent Accountants ...........................................F-2

Consolidated Statement of  Operations........................................F-3

Consolidated Balance Sheet ..................................................F-4

Consolidated Statement of Cash Flows ........................................F-5

Consolidated Statement of Stockholders' Equity ..............................F-6

Notes to Consolidated Financial Statements...................................F-7

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of
  CompScript-Boca, Inc.

In our opinion, the accompanying consolidated balance sheet as of December 31, 1998 and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of CompScript-Boca, Inc., (the "Company") at December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying balance sheet of CompScript-Boca, Inc. as of March 31, 1999 and December 31, 1997 and the related statements of income, stockholders' equity and cash flows for the three months ended March 31, 1999 and 1998 and the years ended December 31, 1997 and 1996 were not audited by us and accordingly, we do not express an opinion on them.



PricewaterhouseCoopers LLP
Cincinnati, Ohio
February 1, 1999

                     COMPSCRIPT-BOCA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                    For the three months ended                     For the year ended
                                            March 31,                                 December 31,
                                    --------------------------      --------------------------------------------------
                                       1999           1998              1998             1997                1996
                                    (unaudited)    (unaudited)                        (unaudited)         (unaudited)
                                    -----------    -----------      ------------      ------------       ------------
Sales                               $ 3,600,898    $ 3,381,985      $ 14,197,047      $ 11,811,525       $ 11,451,246
Cost of goods sold                    1,633,336      1,696,319         6,746,404         5,951,335          6,111,917
                                    -----------    -----------      ------------      ------------       ------------
Gross Profit                          1,967,562      1,685,666         7,450,643         5,860,190          5,339,329
Selling, general and
administrative expenses               1,400,845      1,235,489         5,395,306         5,510,552          5,356,809
Provision for doubtful
accounts                                 63,957         36,622           427,478           394,777            325,034
                                    -----------    -----------      ------------      ------------       ------------
Total operating expenses              1,464,802      1,272,111         5,822,784         5,905,329          5,681,843
                                    -----------    -----------      ------------      ------------       ------------
Operating income (loss)                 502,760        413,555         1,627,859           (45,139)          (342,514)
Interest and other income                46,859         22,283            91,629            46,592            202,321
                                    -----------    -----------      ------------      ------------       ------------
Income (loss) before
provision for income taxes              549,619        435,838         1,719,488             1,453           (140,193)
Income tax provision/(benefit)          206,951        164,255           650,783             5,409            (48,360)
                                    -----------    -----------      ------------      ------------       ------------
Net income (loss)                       342,668        271,583      $  1,068,705      $     (3,956)      $    (91,833)
                                    ===========    ===========      ============      ============       ============
Weighted average shares
outstanding                           2,066,840      2,066,840         2,066,840         2,066,840          2,060,090
                                    ===========    ===========      ============      ============       ============
Earnings per share                  $      0.17    $      0.13      $       0.52      $       0.00       $      (0.04)
                                    ===========    ===========      ============      ============       ============


   The accompanying notes are an integral part of these financial statements.

                     COMPSCRIPT-BOCA, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                             March 31,                 December 31,
                                                            ----------       -----------------------------
                                                              1999              1998             1997
                                                            (unaudited)                        (unaudited)
                                                            ----------       ----------        -----------
ASSETS
Current assets:
   Cash and cash equivalents                                $  654,873       $  643,756       $       245
   Account receivable,
     less allowances of $365,028
     (1998-$457,721 -- 1997-$222,663)                        3,471,861        3,242,119         2,793,184
   Accounts receivable, related parties                             --               --           242,779
   Inventories                                                 556,644          572,617           600,761
   Deferred tax asset                                          179,326          162,192                --
   Prepaid expenses and other current assets                   130,000          130,000           310,005
                                                            ----------       ----------       -----------
Total current assets                                         4,992,704        4,750,684         3,946,974
   Property and equipment, net                                 986,846          959,935         1,412,245
   Other assets                                                137,493           52,021            33,346
                                                            ----------       ----------       -----------
Total assets                                                $6,117,043       $5,762,640       $ 5,392,565
                                                            ==========       ==========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
   Accounts payable                                         $  245,574       $  293,734       $ 1,196,518
   Accounts payable, related parties                           285,258           77,764                --
   Accrued salaries and benefits                               201,712          127,851            78,768
   Accrued expenses                                            244,817          455,075           357,959
   Deferred tax liability                                           --               --             5,953
   Current portion of capital lease obligations                 42,916           42,916            52,838
                                                            ----------       ----------       -----------
Total current liabilities                                    1,020,277          997,340         1,692,036
   Capital lease obligations                                    36,208           47,410            51,344
                                                            ----------       ----------       -----------
Total liabilities                                            1,056,485        1,044,750         1,743,380
Stockholders' equity:
Common stock $0 par value- 10,000,000 shares
  authorized, 2,060,840 shares issued and
  outstanding                                                       --               --                --
Additional paid in capital                                   5,716,892        5,716,892         5,716,892
Accumulated deficit                                           (656,334)        (999,002)       (2,067,707)
                                                            ----------       ----------       -----------
Total stockholders' equity                                   5,060,558        4,717,890         3,649,185
                                                            ==========       ==========       ===========
Total liabilities and stockholders' equity                  $6,117,043       $5,762,640       $ 5,392,565
                                                            ==========       ==========       ===========


   The accompanying notes are an integral part of these financial statements.

                     COMPSCRIPT-BOCA, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           FOR THE THREE MONTHS ENDED                  FOR THE YEAR ENDED
                                                                   MARCH 31                                DECEMBER 31,
                                                           --------------------------     ------------------------------------------
                                                             1999            1998           1998             1997           1996
                                                          (unaudited)     (unaudited)                     (unaudited)    (unaudited)
                                                           ---------      -----------     -----------      ----------     ----------
Cash flows from operating activities
Net income/(loss)                                          $ 342,668      $  271,583     $ 1,068,705      $   (3,956)    $  (91,833)
Adjustments to reconcile net income/(loss) to net cash
   provided/(used) from operating activities:
     Depreciation                                             89,386          51,304         360,738         287,320        245,805

Changes in operating assets and liabilities:
     Account receivable                                     (229,742)         34,465        (448,935)     (1,469,352)       236,046
     Related parties                                         207,494      (1,674,169)        320,543       1,521,900     (1,725,114)
     Transfer of PP&E (from)/to related parties              (83,341)        234,207         307,361         301,715             --
     Inventories                                              15,973         (23,396)         28,144         345,769       (463,511)
     Deferred tax asset                                      (17,134)        (73,699)       (162,192)         21,124        (21,124)
    Prepaid expenses and other assets                        (85,472)          3,681         161,330           1,043        665,314
     Accounts payable                                        (48,160)      1,488,519        (902,784)        462,589        424,202
     Accrued salaries and benefits                            73,861          25,350          49,083          37,404        (49,391)
     Accrued expenses                                       (210,258)       (302,397)         97,116         (23,269)       375,825
     Deferred tax liability                                       --          (5,953)         (5,953)          5,953             --
                                                           ---------       ---------      ----------      ----------     ----------

NET CASH PROVIDED BY /(USED IN) OPERATING ACTIVITIES          55,275          29,495         873,156       1,488,240       (403,781)
                                                           ---------       ---------      ----------      ----------     ----------

Cash flows from investing activities:
     Capital expenditures                                    (32,956)             --        (215,789)       (813,302)      (557,157)
     Capital lease payments                                  (11,202)        (22,897)        (13,856)             --        (70,364)
                                                           ---------       ---------      ----------      ----------     ----------

NET CASH USED IN INVESTING ACTIVITIES                        (44,158)        (22,897)       (229,645)       (813,302)      (627,521)
                                                           ---------       ---------      ----------      ----------     ----------
Cash flows from financing activities:
Borrowings                                                        --              --              --              --        550,730
Repayment of debt                                                 --              --              --        (674,693)            --
Stock warrants exercised                                          --              --              --              --        217,739
                                                           ---------       ---------      ----------      ----------     ----------
NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES               --              --              --        (674,693)       768,469
                                                           ---------       ---------      ----------      ----------     ----------
Net increase/(decrease) in cash and cash equivalents          11,117           6,598         643,511             245       (262,833)
                                                           ---------       ---------      ----------      ----------     ----------
Cash and cash equivalents at beginning of year               643,756             245             245              --        262,833
                                                           ---------       ---------      ----------      ----------     ----------
Cash and cash equivalents at end of year                   $ 654,873       $   6,843      $  643,756      $      245     $       --
                                                           =========       =========      ==========      ==========     ==========


   The accompanying notes are an integral part of these financial statements.

                     COMPSCRIPT-BOCA, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                       COMMON STOCK            ADDITIONAL       RETAINED           TOTAL
                                ---------------------------     PAID-IN         EARNINGS/       STOCKHOLDERS'
                                    SHARES        AMOUNT        CAPITAL         (DEFICIT)          EQUITY
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995       2,039,840    $   --        $ 5,499,153      $(1,971,918)     $ 3,527,235
     Net (loss) - (unaudited)         --            --                --           (91,833)         (91,833)
     Exercise of warrants -
     (unaudited)                      27,000        --            217,739          --               217,739
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996       2,066,840        --          5,716,892       (2,063,751)       3,653,141
     Net (loss) - (unaudited)         --            --                --            (3,956)          (3,956)
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997       2,066,840        --          5,716,892       (2,067,707)       3,649,185
     Net Income                       --            --                --         1,068,705        1,068,705
--------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998       2,066,840        --          5,716,892         (999,002)       4,717,890
     Net Income - (unaudited)         --            --                --           342,668          342,668
--------------------------------------------------------------------------------------------------------------
Balance at March 31, 1999          2,066,840    $   --        $ 5,716,892      $  (656,334)     $ 5,060,588
--------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

                              COMPSCRIPT-BOCA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

CompScript Boca, Inc. (CompScript Boca or the Company), f/k/a Aldencare, Inc, which was incorporated under the laws of the State of Florida on October 3, 1991, is 92% owned by CompScript, Inc. a wholly-owned subsidiary of Omnicare, Inc. CompScript Boca is a comprehensive provider of pharmacy management services including institutional pharmacy, infusion therapy, consultant pharmacist services and mail order.

On April 26, 1996, CompScript Boca shareholders owning approximately 92% of the Company (then known as CompScript, Inc.), exchanged their shares of CompScript Boca's Common Stock for 7,394,982 common shares (representing 80% interest) of Capital Brands, Inc. (Capital), a publicly-held company (the Acquisition). This exchange was structured as a tax-free reorganization. The Acquisition was accounted for as a reverse purchase of Capital by CompScript Boca pursuant to which CompScript Boca was recapitalized to include the assets and liabilities of Capital revalued to reflect the market value of Capital's net tangible assets at the date of the Acquisition, consisting of cash and marketable equity securities. On July 5, 1996, Capital changed its name to CompScript, Inc.

On June 26, 1998, CompScript, Inc. was acquired through a merger with a wholly-owned subsidiary of Omnicare, Inc. Upon completion of the merger, each outstanding common share of CompScript, Inc. was converted into $4.50 market value of Omnicare, Inc. common shares. Omnicare Inc. issued approximately $63.3 million of its stock. The transaction was structured as a pooling of interests and as a tax-free reorganization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all investments with an original maturity of less than three months, when acquired, to be cash equivalents.

CONCENTRATION OF CREDIT RISK

     The Company's customers are primarily long-term and alternative care providers in Florida. The Company directly bills its customers or third-party payers, which are primarily Medicaid, Medicare and private insurers. Credit is extended based on an evaluation of the customer's financial condition, and collateral is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management's expectations.

                              COMPSCRIPT-BOCA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INVENTORIES

Inventories consist primarily of purchased pharmaceuticals and medical supplies held for sale to customers and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment and vehicles are depreciated over a five to seven year period. Leasehold improvements and assets under capital leases are amortized over the useful lives of the underlying assets or the term of the lease, whichever is shorter. Expenditures for maintenance and repairs that do not materially prolong the useful lives of the assets are charged to expense as incurred.

REVENUE RECOGNITION

Revenues are recognized when services are provided or products are delivered to the customer. A significant portion of the Company's revenues from sale of pharmaceuticals and medical products are reimbursable from Medicare and Medicaid programs. The Company monitors its receivables from these reimbursement sources under policies established by management and reports such revenues at the net realizable amount expected to be received from these third-party payors.

INCOME TAXES

The Company does not file a consolidated income tax return as all taxes are filed with CompScript, Inc. Provisions for income taxes of CompScript Boca have been calculated on a separate return basis using the assets and liabilities method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. As such, income taxes payable at March 31, 1999, December 31, 1998 and 1997 of $1,007,977, $770,024 and ($48,904),
respectively, have been netted against accounts receivable related parties on the Consolidated Balance Sheet.

                              COMPSCRIPT-BOCA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the preparation of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

Property and equipment at March 31, 1999 and December 31, 1998 and 1997 consists of the following:

                                                    March 31,                  December 31,
                                                 ----------------  ------------------------------------
                                                      1999               1998             1997
                                                 ----------------  ------------------------------------
      Furniture and equipment                    $  1,809,393      $   1,692,409    $   1,895,264
      Vehicles                                        171,714            157,788          141,756
      Leasehold improvements                          237,438            228,770          226,859
      Assets under capital leases                     364,246            352,816          251,512
                                                 ----------------  ------------------------------------
                                                    2,582,791          2,431,783        2,515,391
      Less accumulated depreciation                (1,595,945)        (1,471,848)      (1,103,146)
                                                 ================  ====================================
                                                 $    986,846      $     959,935    $   1,412,245
                                                 ================  ====================================


4. DUE TO/FROM RELATED PARTIES AND ALLOCATED EXPENSES

Due (to)/from related parties represents the net transfer of funds or assets between CompScript Boca's parent and CompScript Boca.

Net due (to)/from related parties at March 31, 1999 and December 31, 1998 and 1997 consists of the following:

                                                    March 31,                  December 31,
                                                 ----------------  ------------------------------------
                                                      1999               1998             1997
                                                 ----------------  ------------------------------------
      Due to Omnicare, Inc.                      $   (285,258)         $       (77,764)     $         -
      Due from CompScript, Inc.                             -                        -          242,779
                                                 ----------------  ------------------------------------
                                                 $   (285,258)         $       (77,764)     $   242,779
                                                 ================  ====================================

As described in Note 1, the Company is 92% owned by CompScript, Inc. a wholly owned subsidiary of Omnicare, Inc. For purposes of presenting stand-alone financial statements of the Company, certain general expenses that have been paid by CompScript, Inc. for the benefit of the Company have been allocated and reflected in the results of operations of the Company based upon CompScript Boca's percentage of CompScript, Inc.'s total net revenue.

                              COMPSCRIPT-BOCA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


CompScript, Inc. leases the building in which CompScript Boca operates. A portion of the rent expense and real estate taxes associated with the operating lease of the shared building have been allocated to CompScript Boca based upon CompScript Boca's utilization percentage of the building's total square footage.

Prior to the Acquisition as described in Note 1, CompScript Boca maintained a mail order pharmacy business. On August 19, 1996, CompScript, Inc., in a transaction accounted for as a pooling-of-interest, acquired SECURx, Inc. (SECURx). Subsequent to the merger of SECURx with CompScript, Inc., the operations of SECURx were consolidated into the mail order pharmacy operations of CompScript Boca. The results of operations of CompScript Boca include a portion of the mail order business, allocated based on the percentage of revenue represented by CompScript Boca's mail order business at the time of the SECURx transaction.

The Company believes that the methods by which the above charges are determined are reasonable and that the charges are essentially equal to that which would have been incurred if the Company had operated as an unaffiliated entity.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets at March 31, 1999 and December 31, 1998 and 1997 consists of the following

                                                    March 31,            December 31,
                                                  -----------    ----------------------------
                                                     1999             1998            1997
                                                  -----------    ----------------------------
      Other Receivables                           $ 130,000        $ 130,000       $ 301,013
      Miscellaneous Prepaid Expenses                      -                -           8,992
                                                  -----------    ----------------------------
                                                  $ 130,000        $ 130,000       $ 310,005
                                                  ===========    ============================

     At March 31, 1999 and December 31, 1998, other receivables represent inventory rebates to be received from vendors. At December 31, 1997, other receivables represent deposits held by vendors.

                              COMPSCRIPT-BOCA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. CAPITAL LEASES

The Company leases certain equipment under long-term capital leases. Future obligations are as follows:

                                                     December 31,
                                           -------------------------------
                                                1998             1997
                                           -------------------------------
      Year ending December 31,
                 1998                        $       -        $  55,753
                 1999                           50,016           27,653
                 2000                           50,016                -
                                               100,032           83,406
                                           -------------------------------
      Less interest                             (9,706)          (6,841)
                                           -------------------------------
                                             $  90,326        $  76,565
                                           ===============================

As of March 31, 1999, the Company's capital lease commitments, including the future minimum rental payments under capital lease agreements, have not changed significantly from those as of December 31, 1998.

7. LEASE COMMITMENTS

The Company has various operating leases, primarily relating to office and warehouse facilities. The leases have various renewal options and escalation clauses and often require the Company to make additional payments for maintenance costs. Total rent expense for the years ended December 31, 1998, 1997, and 1996 amounted to $144,486, $154,307, and $96,900, respectively.

The following is a schedule of future minimum rental payments required under operating leases that have initial or remaining noncancellable terms in excess of one year as of December 31, 1998:

      1999                                        $  109,200
      2000                                           115,752
      2001                                           122,687
      2002                                           130,059
      2003                                           137,862
                                                ---------------
      Total minimum payments required             $  615,560
                                                ===============

Total rent expense for the three months ended March 31, 1999 and 1998 amounted to $37,934 and $27,680, respectively.

As of March 31, 1999, the Company's operating lease commitments, including the future minimum rental payments under operating lease agreements, have not changed significantly from those at December 31, 1998.

                              COMPSCRIPT-BOCA, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. INCOME TAXES

The provision for income taxes is comprised of the following:

                                 For the three months ended March 31,    For the year ended December 31,
                                 ------------------------------------    -------------------------------
                                      1999              1998                   1998           1997
                                 ------------------------------------    -------------------------------
      Current:
        Federal                  $    202,467      $     214,999           $  739,930     $  (19,578)
        State                          21,616             22,955               78,998         (2,090)
                                 ------------------------------------    -------------------------------
                                      224,083            237,954              818,928        (21,668)
                                 ------------------------------------    -------------------------------
      Deferred:
        Federal                       (15,480)           (66,590)            (151,925)        24,466
        State                          (1,652)            (7,109)             (16,220)         2,611
                                 ------------------------------------    -------------------------------
                                      (17,132)           (73,699)            (168,145)        27,077
                                 ------------------------------------    -------------------------------
      Income taxes               $    206,951      $     164,255           $  650,783     $   5,409
                                 ====================================    ===============================

The difference between the Company's reported income tax expense and the federal income tax expense computed at the statutory rate of 34% is explained in the following tables:

                                    For the years ended December 31,                   For the three months ended March 31,
                       ---------------------------------------------------------------------------------------------------------
                          1998                  1997                    1996          1999                    1998
                       ---------------------------------------------------------------------------------------------------------
Federal income tax
  at the statutory
  rate                   $584,626     34.0%      $  494      34.0%      $(47,666)     $186,871     34.0%     $148,185     34.0%
State income taxes,
  net of federal
  income tax benefit       62,418       3.6          53        3.6        (5,089)       19,786       3.6       15,690       3.6
Effect of non
  deductible expenses       3,739       0.2       4,862      334.6         4,395           294       0.1          380       0.1
                       ---------------------------------------------------------------------------------------------------------

Total income taxes
                         $650,783     37.8%     $ 5,409     372.2%      $(48,360)     $206,951     37.7%     $164,255     37.7%
                       =========================================================================================================

                                                                      APPENDIX A

                  Plan of Merger, adopted as of June 17, 1999

     WHEREAS, Boca Acquisition Corp. ("Mergeco") is a Florida corporation and a wholly owned subsidiary of CompScript, Inc. ("CompScript"), which is a Florida corporation and a wholly owned subsidiary of Omnicare, Inc. ("Omnicare"), a Delaware corporation,

     WHEREAS, Mergeco is a transitory corporation formed solely to effectuate the Merger (as defined below),

     WHEREAS, solely for the purpose of effectuating the Merger (as defined below), CompScript has contributed to Mergeco 1,897,938 shares of common stock, no par value (the "Boca Shares"), of CompScript-Boca, Inc. ("Boca"), representing approximately 92% of the outstanding Boca Shares,

     WHEREAS, Mergeco wishes to merge (the "Merger") with Boca in accordance with Section 607.1104 of the Florida Business Corporation Act (the "FBCA"),

     WHEREAS, it is intended for federal income tax purposes that the transitory existence of Mergeco be disregarded and the Merger be treated as a direct acquisition by CompScript of the outstanding Boca shares not formerly owned by CompScript (the "Acquisition"),

     WHEREAS, it is intended for Federal income tax purposes that the Acquisition be treated as a reorganization described in Section 368(a) of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, Mergeco hereby adopts this Plan of Merger in accordance with Section 607.1104 of the FBCA.

1. Parties. The name of the parent corporation is "Boca Acquisition Corp." The name of the subsidiary corporation is "CompScript-Boca, Inc."

2.   The Merger.

     (a) Upon the terms and subject to the conditions of this Plan of Merger and in accordance with the FBCA, at the Effective Time (as defined below), Mergeco shall be merged with and into Boca, the separate existence of Mergeco shall cease and Boca shall be the surviving corporation (sometimes referred to as the "Surviving Corporation").

     (b) At such time as Mergeco shall determine, which shall be no earlier than 30 days after this plan of merger is mailed to each shareholder of Boca, Mergeco shall file Articles of Merger with the Florida Department of State. The Merger shall become effective at such time as the Articles of Merger are filed with the Florida Department of State, or as of such other time as may be specified therein (the "Effective Time").

3.   Effects of the Merger.

     (a) The Merger shall have the effects specified in the FBCA.

     (b) As a result of the Merger, the Surviving Corporation shall be a wholly owned subsidiary of CompScript.

     (c) The Articles of Incorporation and Bylaws of Boca as of immediately prior to the Effective Time shall be the initial Articles of Incorporation and Bylaws of the Surviving Corporation.

     (d) The directors and officers of Boca as of immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation.

4.   Conversion of Shares.

As of the Effective Time, by virtue of the Merger and without any action by the holders thereof:

     (a) Each Boca Share issued and outstanding immediately prior to the Effective Time (other than shares referred to in Sections 4(b), (c) and (d) below) shall be converted into the right to receive 0.5047 shares of Omnicare common stock, $1.00 par value (the "Omnicare Shares").

     (b) Each Boca Share held by Mergeco or by any subsidiary of Mergeco shall be cancelled.

     (c) Each share of common stock of Mergeco shall be converted into one share of common stock of the Surviving Corporation.

     (d) Each Boca Share held by a holder who shall exercise the rights of a dissenting shareholder pursuant to and in accordance with the provisions of
Section 607.1320 of the FBCA shall be entitled to receive only the payment from Boca therein provided for and shall not be entitled to receive Omnicare Shares or other consideration specified herein.

     (e) Each Boca Share shall be canceled and retired, and each certificate representing such share shall thereafter represent only the right to receive the consideration specified herein issuable in exchange for such share pursuant to the procedures specified in Section 5, except as otherwise provided in this
Section 4.

5.   Surrender and Payment.

     (a) Mergeco shall designate an exchange agent (the "Exchange Agent") for the purposes of exchanging certificates representing Boca Shares for the consideration specified herein.

     (b) CompScript shall make available to the Exchange Agent certificates representing the Omnicare Shares required to effect the exchange referred to in section 5(c) below. Omnicare shall make available to the Exchange Agent the cash required to make the cash payments in lieu of fractional shares referred to in section 5(d) below.

     (c) This Plan of Merger and a letter of transmittal shall be distributed to each record holder of an outstanding certificate or certificates which immediately prior to the Effective Time represented Boca Shares (the "Certificates"). Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor that number of Omnicare Shares which such holder has the right to receive under this Plan of Merger (and any amount of cash payable in lieu of fractional shares), less the amount of any withholding taxes which may be required thereon under any provision of federal, state, local or foreign tax Law, and such Certificate shall forthwith be canceled. If any Omnicare

Shares are to be issued to a person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it shall be a condition of exchange that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required by reason of the exchange to a person other than the registered holder of the Certificate surrendered or such person shall establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

     (d) No dividends or other distributions with respect to the Omnicare Shares shall be paid to the holder of any unsurrendered Certificate until such Certificate is surrendered as provided for in this Section 5. Subject to the effect of applicable laws, following such surrender, there shall be paid, without interest, to the record holder of the Omnicare Certificates (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time payable prior to or on the date of such surrender with respect to such whole Omnicare Shares, and not paid, and the amount of cash payable in lieu of any fractional shares, less the amount of any withholding taxes which may be required thereon under any provision of federal, state, local or foreign tax law, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time, but prior to the date of surrender and a payment date subsequent to the date of surrender payable with respect to such whole Omnicare Shares, less the amount of any withholding taxes which may be required thereon under any provision of federal, state, local or foreign tax Law.

     (e) Any portion of the Omnicare Shares or cash made available to the Exchange Agent pursuant to this Section 5 that remains unclaimed by the holders of Boca Shares six months after the Effective Time shall be returned to or at the direction of Omnicare, upon demand, and any such holder who has not exchanged Boca Shares for Omnicare Shares in accordance with this Section 5 prior to that time shall thereafter look only to the Surviving Corporation for such holder's claim for Omnicare Shares, any cash in lieu of fractional shares and certain dividends or other distributions. Neither Omnicare, CompScript nor any affiliate thereof shall be liable to any holder of Boca Shares with respect to any Omnicare Shares (or cash) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Omnicare, the posting by such person of a bond in such reasonable amount as Omnicare or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the consideration payable under this Plan of Merger.

     (g) Notwithstanding any other provision of this Plan of Merger, (x) no fractional Omnicare Shares shall be issued hereunder, (y) each holder of Boca Shares who upon surrender of Certificates therefor would otherwise be entitled to receive a fraction of an Omnicare Share shall receive, in lieu of such fractional share, cash in an amount equal to such fraction multiplied by closing price of the Omnicare Shares, as reported in The Wall Street Journal, as of the trading day immediately preceding the Effective Time, less the amount of any withholding taxes which may be required thereon under any provision of federal, state, local or foreign tax law and (z) no interest will be paid on any amounts payable hereunder.

     (h) From and after the Effective Time, there shall be no transfers on the stock transfer books of Boca or the Surviving Corporation of Boca Shares. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Section 5.

6.   Conditions to the Merger.

     (a) Mergeco shall have the right not to consummate the Merger if (x) any statute, rule, regulation, order, injunction, writ or decree shall have been enacted, entered, ordered, promulgated or enforced by any governmental authority which prohibits the consummation of the Merger, (y) any legal action shall be pending or threatened which challenges the Merger or (z) the Registration Statement on Form S-4 to be filed by Omnicare with respect to the Omnicare Shares to be issued in the Merger shall not be effective or shall be subject to any stop order or any proceeding for such purpose shall be pending or threatened by the Securities and Exchange Commission.

     (b) Mergeco may abandon the Merger, and terminate this Plan of Merger, at any time prior to the Effective Time in its sole discretion. Mergeco may amend any of the provisions of this Plan of Merger at any time prior to the Effective Time in its sole discretion. Mergeco may waive any of its rights hereunder at any time in its sole discretion.

7. Dissenters Rights. The shareholders of Boca who, except for the applicability of Section 607.1104 of the FBCA , would be entitled to vote on the Merger and who dissent from the Merger pursuant to Section 607.1320 of the FBCA, may be entitled, if they comply with the provisions of the FBCA regarding the rights of dissenting shareholders, to be paid the fair value of their shares.

                                                                      APPENDIX B

     607.1301 DISSENTER'S RIGHTS; DEFINITIONS. -- The following definitions apply to 'SS''SS' 607.1302 and 607.1320:

     (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to 'SS' 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

     607.1302 RIGHT OF SHAREHOLDERS TO DISSENT. --

     (1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

     (a) Consummation of a plan of merger to which the corporation is a party:

     1. If the shareholder is entitled to vote on the merger, or

     2. If the corporation is a subsidiary that is merged with its parent under
s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

     (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to 'SS' 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

     (c) As provided in 'SS' 607.0902(11), the approval of a control-share acquisition;

     (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

     (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

     1. Altering or abolishing any preemptive rights attached to any of his or her shares;

     2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

     3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

     4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

     5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

     6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

     7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

     (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

     (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

     (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS. --

     (1)(a) If a proposed corporate action creating dissenters' rights under 'SS' 607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of 'SS''SS' 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

     1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

     2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under 'SS'
607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

     (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

     (3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

     (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

     (a) Such demand is withdrawn as provided in this section;

     (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

     (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

     (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

     (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

     (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

     (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

     (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

     (7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the country in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

     (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

     (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

     (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Omnicare Certificate of Incorporation, as amended (the "Omnicare Certificate") provides that a director of Omnicare will not be liable to Omnicare or its stockholders for monetary damages for breach of fiduciary duty as a director, to the full extent permitted by the Delaware General Corporation Law (the "DGCL"), as amended or interpreted from time to time.

          In addition, the Omnicare Certificate states that Omnicare shall, to the full extent permitted by the DGCL, as amended or interpreted from time to time, indemnify all directors, officers and employees whom it may indemnify pursuant thereto and in addition, Omnicare may, to the extent permitted by the DGCL, indemnify agents of Omnicare or other persons.

          Section 145 of the DGCL permits indemnification against expenses, fines, judgments and settlements incurred by any director, officer or employee of a company in the event of pending or threatened civil, criminal, administrative or investigative proceedings, if such person was, or was threatened to be made, a party by reason of the fact that he or she is or was a director, officer, or employee of the company. Section 145 also provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled. In addition, Omnicare maintains a directors' and officers' liability insurance policy.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS

          See Exhibit Index.

     (B) FINANCIAL STATEMENTS SCHEDULES

          All financial statement schedules of the Registrant which are required to be included herein are incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

     (C) OPINIONS

          None.

ITEM 22. UNDERTAKINGS.

          1. The undersigned registrant hereby undertakes:

               (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          4. The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          5. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          6. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          7. The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, Commonwealth of Kentucky, on this 17th day of June, 1999.

                                             OMNICARE, INC.


                                                 /s/ Cheryl D. Hodges
                                             -----------------------------
                                             Cheryl D. Hodges, Senior Vice
                                                President and Secretary

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Edward L. Hutton, Joel
F. Gemunder and Cheryl D. Hodges, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signatures                                Title                               Date
              ----------                                -----                               ----
/s/ Edward L. Hutton
---------------------------------       Chairman and Director (Principal         June 17, 1999
Edward L. Hutton                        Executive Officer)

/s/ Joel F. Gemunder
---------------------------------       President and Director (Principal
Joel F. Gemunder                        Executive Officer)                       June 17, 1999

/s/ David W. Froesel, Jr.               Senior Vice President and Chief
---------------------------------       Financial Officer (Pricipal
David W. Froesel, Jr.                   Financial Officer and Principal
                                        Accounting Officer)                      June 17, 1999


/s/ Timothy E. Bien
---------------------------------
Timothy E. Bien                         Director                                June 17, 1999

/s/ Charles H. Erhart, Jr.
---------------------------------
Charles H. Erhart, Jr.                  Director                                June 17, 1999


---------------------------------
Mary Lou Fox                            Director                                June 17, 1999

/s/ Geraldine A. Henwood
---------------------------------
Geraldine A. Henwood                    Director                                June 17, 1999

/s/ Cheryl D. Hodges
---------------------------------
Cheryl D. Hodges                        Director                                June 17, 1999

/s/ Thomas C. Hutton
---------------------------------
Thomas C. Hutton                        Director                                June 17, 1999

/s/ Patrick E. Keefe
---------------------------------
Patrick E. Keefe                        Director                                June 17, 1999

/s/ Sandra E. Laney
---------------------------------
Sandra E. Laney                         Director                                June 17, 1999

/s/ Andrea R. Lindell
---------------------------------
Andrea R. Lindell                       Director                                June 17, 1999

/s/ Sheldon Margen
---------------------------------
Sheldon Margen                          Director                                June 17, 1999

/s/ Kevin J. McNamara
---------------------------------
Kevin J. McNamara                       Director                                June 17, 1999

                                  EXHIBIT INDEX

Exhibit No.                                             Description
-----------                                             -----------
2.1        -    Plan of Merger, adopted as of June 17, 1999 (attached as Appendix A to the
                Prospectus included in this Registration Statement).

3.1        -    Restated Certificate of Incorporation of Omnicare (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December
                31, 1996).

3.2        -    Certificate of Amendment of the Restated Certificate of Incorporation of
                Omnicare (incorporated herein by reference to Omnicare's Registration Statement on Form S-4 (File No. 333-53749), filed with the SEC on May 27, 1998).


3.3        -    Amended Bylaws of Omnicare (incorporated herein by reference to Omnicare's
                Registration Statement on Form S-3 (File No. 333-64441), filed with the SEC on
                September 28, 1998).

4.1        -    Rights Agreement, dated as of May 17, 1999, by and between Omnicare, Inc. and
                First Chicago Trust Company of New York, as Rights Agent.  The Rights Agreement
                includes the Form of Certificate of Designations of Series A Junior
                Participating Preferred Stock as Exhibit A, Form of Rights Certificate as
                Exhibit B and Summary of Rights as Exhibit C (incorporated by reference to
                Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 18, 1999).

4.2        -    Credit Agreement among Omnicare, The First National Bank of Chicago, agent, and certain banks, dated as of October 22, 1996, as amended (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December
                31, 1996).

4.3        -    Amendment No. 1 to the Credit Agreement dated as of December 23, 1997
                (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998).

4.4        -    Amendment No. 2 to the Credit Agreement dated as of December 21, 1998
                (incorporated herein by reference to Registrant's Current Report on Form 8-K dated December 29, 1998).

4.5        -    364-Day Credit Agreement among Omnicare, The First National Bank of Chicago, agent, and certain banks, dated as of December 21, 1998 (incorporated herein by reference to Registrant's Current Report on Form 8-K dated December 29, 1998).

Exhibit No.                                             Description
-----------                                             -----------
4.6        -    Indenture, dated as of December 10, 1997, between Omnicare and The First
                National Bank of Chicago, as trustee (incorporated herein by reference to
                Registrant's Registration Statement on Form S-3, dated February 6, 1998).

5.1        -    Opinion of Dewey Ballantine LLP.*

8.1        -    Opinion of Dewey Ballantine LLP as to certain federal income tax matters.*

10.1       -    Executive Salary Protection Plan, as amended, May 22, 1981 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended
                December 31, 1995).

10.2       -    1981 Stock Incentive Plan, as amended (incorporated herein by reference to
                Registrant's Annual Report on Form 10-K for the year ended December 31, 1987).

10.3       -    1989 Stock Incentive Plan (incorporated herein by reference to Registrant's
                Proxy Statement dated April 10, 1989 for Registrant's 1989 Annual Meeting of
                Stockholders).

10.4       -    1992 Long-Term Stock Incentive Plan (incorporated herein by reference to
                Registrant's Proxy Statement dated March 31, 1997 for Registrant's 1997 Annual
                Meeting of Stockholders).

10.5       -    1995 Premium-Priced Stock Option Plan (incorporated herein by reference to
                Registrant's Proxy Statement dated April 10, 1995 for Registrant's 1995 Annual
                Meeting of Stockholders).

10.6       -    1998 Long-Term Employee Incentive Plan (incorporated herein by reference to
                Registrant's Annual Report on Form 10-K for the year ended December 31, 1998).

10.7       -    Excess Benefits Plan (incorporated herein by reference to Registrant's Annual
                Report on Form 10-K for the year ended December 31, 1987).

10.8       -    Form of Indemnification Agreement with Directors and Officers (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998).

Exhibit No.                                             Description
-----------                                             -----------
10.9       -    Employment Agreements with J.F. Gemunder and C.D. Hodges, dated August 4, 1988
                (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1988).
10.10      -    Employment Agreement with P.E. Keefe, dated March 4, 1993 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended
                December 31, 1993).
10.11      -    Split Dollar Agreement with E.L. Hutton, dated June 1, 1995 (Agreement in the same form exists with J.F. Gemunder) (incorporated herein by reference to
                Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).
10.12      -    Split Dollar Agreement, dated June 1, 1995 (Agreements in the same form exists with the following Executive Officers:  C.D. Hodges, P.E. Keefe and T.E. Bien)
                (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).
10.13      -    Annual Incentive Plan for Senior Executive Officers (incorporated herein by reference to Registrant's Proxy Statement dated May 20, 1996 for Registrant's
                1996 Annual Meeting of Stockholders).
10.14      -    Employment Agreement with T.E. Bien, dated January 1, 1994 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended
                December 31, 1996).
10.15      -    Employment Agreement with D.W. Froesel, dated February 17, 1996 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996).
10.16      -    Employment Agreement with M.L. Fox, dated April 4, 1996 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December
                31, 1996).
10.17      -    Consulting Agreement with MLF Co., dated April 4, 1996 (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December
                31, 1996).
10.18      -    Amendment to Employment Agreement  with J.F. Gemunder, dated March 3, 1999
                (Amendments in the same form exist with the following Executive Officers:  P.E.
                Keefe and C.D. Hodges) (incorporated herein by reference to Registrant's Annual
                Report on Form 10-K for the year ended December 31, 1998).

Exhibit No.                                             Description
-----------                                             -----------
11.1       -    Statement of Computation of Earnings per common shares of Omnicare (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998).

12.1       -    Statement of Computation of Ratio of Earnings to Fixed Charges (incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1998).

21.1       -    Subsidiaries of Omnicare  (incorporated herein by reference to Registrant's
                Annual Report on Form 10-K for the year ended December 31, 1998).

23.1       -    Consent of Dewey Ballantine LLP (included as part of its opinion filed as
                Exhibit 5.1 hereto).

23.2       -    Consent of Dewey Ballantine LLP (included as part of its opinion filed as
                Exhibit 8.1 hereto).

23.3       -    Consent of PricewaterhouseCoopers LLP.*

23.4       -    Consent of Ernst & Young LLP.*

23.5       -    Consent of Arthur Andersen LLP.*

24.1       -    Power of Attorney, included as part of the Signature page in this Registration
                Statement.

--------------------
* Filed herewith